SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                AMENDMENT NO 3 TO
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         ACCIDENT PREVENTION PLUS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   11-3461611
                      ------------------------------------
                      (I.R.S. Employer Identification No.)



                               325 Wireless Blvd.
                            Hauppauge, New York 11788
                    ----------------------------------------
                    (Address of Principal Executive Offices)


                                 (631) 360-0600
                           ---------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE

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                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

PART I
Item 1.   Description of Business.                                       4

             -Risk Factors                                              17

Item 2.   Management's Discussion and Analysis or Plan of Operation.    24
          -Results of Operation                                         26
          -Liquidity and Capital Resources                              28

Item 3.   Description of Property.                                      32

Item 4.   Security Ownership of Certain Beneficial Owners
          and Management.                                               33

Item 5.   Directors, Executive Officers, Promoters and Control Persons. 34

Item 6.   Executive Compensation.                                       36

Item 7.   Certain Relationships and Related Transactions.               37

Item 8.   Description of Securities.                                    39


PART II
Item 1.   Market Price and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters.                         39

Item 2.  Legal Proceedings.                                             40

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure.                           40

Item 4.  Recent Sales of Unregistered Securities.                       41

Item 5.  Indemnification of Directors and Officers.                     43

Item 6.  Financial Statements                                           44

PART III
Item 1.  Index to Exhibits.                                             44

Item 2.  Description of Exhibits.                                       44

PART I


     As used in this Registration Statement, the term "Company" refers to Accident Prevention Plus, Inc., a Nevada corporation, and its subsidiaries. The term "APP LLC" refers to Accident Prevention Plus, LLC, a limited liability company organized under the laws of the State of New York. The term "IPS-NY" refers to International Purchasing Services, Inc., a New York corporation, and a wholly-owned subsidiary of the Company. The term "APP UK" refers to Accident Prevention Plus (UK) Limited, a limited liability company organized under the laws of England and Wales, and a wholly-owned subsidiary of the Company. The term "APP France" refers to Accident Prevention Plus, France (SARL), a limited liability company organized under the laws of France, and a wholly-owned subsidiary of APP UK.


     Statements made in this Registration Statement that are not historical or current facts are "forward-looking statements." These statements can be identified by the use of terms such as "may", "will", "expect", "believe", "anticipate", "estimate", "approximate" or "continue", or the negative thereof. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond the control of the Company that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to successfully penetrate the Company's markets both in the United States and in foreign countries, and failure to capitalize upon access to new markets. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events. Factors that might cause such a difference in the forward-looking statements include, but are not limited to, those discussed in the section entitled "Risk Factors" under "Item 1. Description of Business" on page 17 of this Registration Statement.


     The following summary financial information is derived from the financial statements of the Company, together with the notes thereto, included as an exhibit to this Registration Statement. This summary information is qualified in its entirety by reference to, and should be read in conjunction with, the financial statements together with the notes thereto, and "Item 2. Management's Discussion and Analysis or Plan of Operation".

                            For Fiscal Year Ended       For Three Months Ended
                            12/31/99     12/31/98       3/31/00        3/31/99
----------------------------------------------------------------------------

Net Sales                   $701,526     $237,688      $191,476       $ 25,946
Cost of Sales                214,061      147,008        66,495         13,052
Gross Profit                 487,465       90,680       124,981         12,894

Expenses                  $1,558,596     $602,811      $485,064       $269,126
        (1)
Net Loss                 ($1,173,837)   ($605,241)    ($397,018)     ($279,800)
-----------------------------------------------------------------------------
        (1)
           Calculated after including Other Expenses/Income.

     As of March 31, 2000, the Company's accumulated deficit since inception was ($3,571,936).

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT AND ORGANIZATION

     Formation of the Company and APP LLC

     Accident Prevention Plus, Inc. was formed during 1993 as a corporation under the laws of the State of New York. During February 1996, Accident Prevention Plus, Inc. converted to a limited liability company under the laws of the State of New York ("APP LLC"). Since its inception in 1993, APP LLC has been engaged in the design, marketing and distribution of onboard recording systems and fuel monitoring systems for commercial and fleet vehicles.

     Accident Prevention Plus, Inc. (the "Company") was incorporated under the laws of the State of Nevada on October 28, 1998 to become the holding company of APP LLC and International Purchasing Services, Inc., a New York corporation ("IPS-NY").

     Effective as of October 28, 1998, the Company entered into an Exchange Agreement (the "Exchange Agreement") with all of the equity members of APP LLC pursuant to which it was agreed that the equity members would exchange their interests in APP LLC for shares of common stock of the Company and the Company would issue to the equity members shares of its common stock. As of October 28, 1998, the Company issued 14,205,970 shares of its restricted common stock to the equity members of APP LLC in accordance with the terms and provisions of the Exchange Agreement.

     In accordance with the terms and provisions of the Exchange Agreement and the Plan of Reorganization, the Company acts as the holding company of APP LLC and IPS-NY. As used in this Registration Statement, the term "Company" will include the subsidiaries of the Company unless otherwise individually referenced.

     Acquisition of International Purchasing Services, Inc.

     International Purchasing Services, Inc. ("IPS-NY") was incorporated under the laws of the State of New York on March 3, 1993 to provide general purchasing services for other companies, and is a wholly-owned subsidiary of the Company. Effective as of October 28, 1998, the Company acquired IPS-NY by entering into an Agreement and Plan of Reorganization ("Plan of Reorganization") with IPS-NY pursuant to which it was agreed that (i) the sole shareholder of IPS-NY would transfer all of the issued and outstanding shares of IPS-NY to the Company in exchange for shares of common stock of the Company, and (ii) the Company would issue to the sole shareholder of IPS-NY 2,975,000 shares of its common stock. As of October 28, 1998, the Company issued 2,975,000 shares of its restricted common stock to the sole shareholder of IPS-NY.

     As of the date of this Registration Statement, IPS-NY is primarily responsible to the Company for general shipping, receiving and warehousing services, and for providing general purchasing services for the supply of electromechanical active and passive components.

     Termination of KMR Telecom Ltd.

     Effective as of October 28, 1998, the Company also simultaneously acquired KMR Telecom, Ltd., a corporation organized under the laws of India ("KMR") by entering into an Agreement and Plan of Reorganization with KMR pursuant to which it was agreed that (i) all of the shareholders of KMR would transfer all of the issued and outstanding shares of KMR to the Company in exchange for shares of common stock of the Company, and (ii) the Company would issue to the shareholders of KMR an aggregate of 800,000 shares of its common stock.

     During October 1999, however, management of the Company determined that there was a mistake of fact involving the Agreement and Plan of Reorganization with KMR. Management discovered that the laws of India prohibited a foreign entity from holding more than a 49% equity ownership interest in a company organized under the laws of India. Therefore, the Agreement and Plan of Reorganization between the Company and KMR was in violation of the laws of India. On November 21, 1999, retroactively effective to October 28, 1998, the Company entered into a Rescission Agreement with KMR pursuant to which it was agreed that (i) the Agreement and Plan of Reorganization with KMR would be set aside, (ii) the previous shareholders of KMR would return to the Company their respective stock certificates evidencing ownership of the 800,000 shares of common stock of the Company, and (iii) KMR would cease to be a wholly-owned subsidiary of the Company with no further rights or duties to the Company. The previous shareholders of KMR have returned the stock certificates mistakenly issued to the Company.


     Establishment of United Kingdom Subsidiary - Accident Prevention Plus (UK) Limited

     On September 13, 1999, APP-UK formed Accident Prevention Plus (UK) Limited ("APP UK"), as a private limited company under the laws of England and Wales. APP UK is a wholly-owned subsidiary of the Company and will provide services including, but not limited to, sales and marketing, administration, and technical support for the United Kingdom marketplace.

     Acquisition of Accident Prevention Plus, France (SARL)

     On December 17, 1999, APP-UK formed Accident Prevention Plus, France ("APP France"), as a limited liability company under the laws of France. APP France is a wholly-owned subsidiary of APP UK and will provide services including, but not limited to, sales and marketing, administration, and technical support for the European marketplace.

      The Company's principal executive offices are located at 325 Wireless Blvd., Hauppauge, New York 11788. Its telephone number is (631) 360-0600, its facsimile number is (631) 265-3351, and its e-mail address is appinc@mindspring.com.

INDUSTRY OVERVIEW

     The transportation industry has shown constant and steady growth in terms of interstate commerce and the number of vehicles on the highways. Currently, based on estimated 1998 government figures from the Federal Highway Administration for commercial vehicle registration, over 49,000,000 commercial vehicles are registered in the United States (with close to 3 billion miles traveled annually), over 3,836,000 commercial vehicles are registered in the United Kingdom, over 5,000,000 in France, over 500,000 in Belgium, over 3,800,000 in Canada, over 3,000,000 in Germany, over 2,800,000 in Italy, over 3,800,000 in Mexico, over 380,000 in Egypt, and 1,100,000 in Saudi Arabia. Management believes that the transportation industry on a worldwide basis represents a substantial marketplace in which the Company will be able to market its products.

     Management also believes that during the past eight years, fleet managers of trucking companies have concentrated their efforts at becoming better educated in the performance and evaluation of the costs associated with operating and maintaining their fleets. The trend has been to use monitoring devices, which include tachographs (use is currently mandatory in Europe), onboard recording devices, fuel management and monitoring systems, and global position systems ("GPS"). Management believes that fleet managers of major trucking companies have realized that they are able to control and reduce costs, thus becoming more profitable, through proper driver training, fleet management and safety management.

     Moreover, the importance of driver training and accident prevention systems has reached governmental bodies and is being considered for possible legislation in Europe. Some states in the United States have enacted legislation requiring the use of breathalyzers for individuals who have been convicted of driving while intoxicated or driving under the influence in order for those individuals to be able to start their motor vehicles.

PRODUCTS

     Onboard Recording Systems

     The Company designs, develops, markets and sells a comprehensive line of onboard computer recording systems, the APP1000, the APP2000 and the APP3000 (hereinafter, collectively called the "AP+Series"). The AP+Series Products include a dual axis accelerometer designed and developed by the Company to measure the sway of a vehicle, and onboard systems that monitor and record data for accident prevention, driver training and evaluation, and maintenance operations for fleet vehicles. The basic unit hardware is the same for the three series, although the APP2000 and APP3000 series have upgrades and will perform more functions to meet the requirements of the customer. The AP+Series were designed to (i) promote safe and efficient driving practices, (ii) provide security for unauthorized operational use of a vehicle; (iii) automatically monitor and record vehicle operational data for accident prevention, driver training, driver evaluation and maintenance purposes; and (iv) reduce the overall costs of maintaining and operating fleet vehicles. Each of the AP+Series onboard recording systems are fully programmable data recorder systems that include a data recorder for each fleet vehicle, a Smart-card for each driver, a central card-reader with management computer software which is compatible with Microsoft Windows.

     The AP+Series are often dubbed "black boxes" after the ones used in large aircraft. The AP+Series units can be custom-designed to specific requirements by using individual operating parameters and are upgradable to meet further needs of fleet management companies as they adapt to a changing world. The AP+Series have the ability to monitor, record and retrieve numerous types of data depending on the individual customer's specific requirements. Some examples of the analyzed categories for the transportation industry include, but are not limited to, (i) driving chronologies (maximum speed, deceleration, idling, last 20 overspeedings, brake occurrences and intensities), (ii) trip chronologies (driver identification, date and time of vehicle usage, total driving time and distance, dangerous braking occurrences), and (iii) vehicular chronologies (distance/speed, engine rpm, lights, water temperature, oil temperature, air pressure, vehicular sway). This data is permanently recorded thus often providing a record of critical information.

     Installation and Use. Installation and use of the AP+Series are comprised of the following stages.

(i) Electronic sensors that normally pre-exist in each vehicle are located and utilized whenever possible. In the event that a vehicle is not equipped with pre-existing electronic sensors, these sensors are installed in the existing electrical system throughout various locations in the vehicle;

(ii) An AP+Series recording unit is located either on or under the vehicle's dashboard. These units will then acquire the information described above, which is delivered to the recording unit from the electronic sensors located throughout the vehicle.

(iii) A "Smart card" is given to each driver and contains all information deemed necessary by fleet/safety management, such as identifying the driver (name, driver's license category, fleet number, etc.). In order to start the vehicle, the driver must insert his "Smart card" into the "Smart card" receptacle. The vehicle will not start without this initial step, if programmed to do so, and will not operate in an unauthorized vehicle or by an unauthorized driver.

(iv) The "Smart card" gives a permanent image of driver patterns and is updated automatically each time the card is inserted into the "Smart card" receptacle.

(v) Upon completion of the route, either daily or weekly, the fleet or safety manager will insert the "Smart card" for a given vehicle and/or driver into a "Smart card/memory" card reader that is usually located at the fleet company's main office, thus submitting to management a record of all collected data . The reading of the "Smart card" containing all of the data takes approximately four seconds.

(vi) The recorded data can then be entered automatically into any personal computer operating under the "Microsoft Windows" operating system. The collected data can then be evaluated for a precise analysis of vehicle condition and driving performance. A fleet manager can review a particular driver or vehicle in connection with overall performance or for possible violations of established company standards regarding speed, acceleration and deceleration. A fleet manager can also review the overall performance of drivers or vehicles by viewing performance from any IBM compatible computer terminal.

     Specific Features. Management believes that certain features of the AP+Series onboard recording systems provide many cost-effective benefits including reduced fuel consumption, reduction in the occurrence of accidents, better preventative maintenance, reduced over-speeding by drivers, reduced theft, an effective driver training tool, and the potential for reduced insurance rates.

     Safety/Accident Prevention. Management considers the AP+Series to be proactive management tools designed to promote safe and efficient driving practices. The AP+Series constantly monitors adherence by drivers to established company driving standards, such as acceleration, deceleration, engine rpm and speed. The AP+Series also assists drivers on the road by warning them when they may be violating established company safety standards. It also records the parameters of actual vehicle operation for appropriate use in driver training programs. Furthermore, the AP+Series can educate drivers to adapt their driving patterns to road conditions and environment and provide a powerful tool for performance evaluation of both driver and vehicle. Management believes that not only does the AP+Series help in preventing accidents, but it also is a beneficial tool when accidents do occur.

     Reporting. The AP+Series automatically records vehicle operational data concurrent with sudden accelerations and decelerations, or collisions. The AP+Series are designed to ensure that the data is secure from power failure and tampering. Such unbaised recorded data may be used for later analysis, such as in accident reports, or to confirm or refute claims that may be made against a company or its drivers. All data recorded from the AP+Series can be printed from an office printer in a variety of standard or customized reports or graphs. These reports can be used in driver education programs, maintenance evaluation of vehicles, and for other general fleet management programs.

     Security. The AP+Series provides security for vehicles and for vehicle data. With use of an APP+Series, operational access to company vehicles can be carefully, quickly and conveniently controlled by the fleet manager.

     Cost-Effective Use. Management believes that by constantly monitoring fleet vehicles, the AP+Series permits a company to more accurately schedule preventive maintenance, increase fuel economy, and extend overall vehicle service life. System data feedback to drivers should encourage more careful driving habits that will serve to reduce the frequency of repairs and replacements, as well as the occurrence accidents. Use of excessive quantities of fuel or oil, high maintenance vehicles and other dangerous vehicle conditions can also be identified before they become hazardous to the company's financial status or to the general public.

     Smart Card Technology. Management believes that the AP+Series are unique in the industry due to use of the "Smart card" technology. The use of AP+Series custom software gives the AP+Series the ability to be easily upgraded and customized to meet customer specifications and needs. It also gives the AP+Series the ability to be utilized outside of the fleet vehicle market.

     A Smart card is a small electronic device about the size of a credit card that contains electronic memory and an embedded integrated circuit. The integrated circuit laminated into the card holds information securely and accurately. Smart cards can store information that they are programmed for. They can be programmed and accessed by many types of electronic readers and writers.

     Management believes that use of the "Smart card" will allow the AP+Series to be utilized by customers for non-transportation operations, such as use in the medical field for recording and updating patient records and in a wide variety of other fields where the monitoring, recording and tracking of information is critical. "Smart card" technology may even be used by customers of the Company to provide security in any area utilizing the technology including, but not limited to, payroll, drivers' licenses, passports, medical applications, debit cards, and student identification cards. See - "Customers and Marketing".

            As of the date of this Registration Statement, the Company has under development other products including, but not limited to, the AP+Series 4000, the Fuel Intake Monitoring System ("FIMS"), and a proprietary opacity sensor. See - "Product Research/Development and Current Status".

MANUFACTURING

     The Company is currently engaging the services of manufacturers which are ISO 9000 certified. As of the date of this Registration Statement, the AP+Series products are primarily manufactured by Nexus Corporation, a division of Jaco Electronics located in Vermont ("Nexus"). As of the date of this Registration Statement, Nexus has manufactured approximately 600 AP+Series products. Management believes that its relationship with Nexus will enable the Company to manufacture unlimited quantities of product through this source.

     APP LLC and Lockheed Martin Corporation ("Lockheed") entered into a manufacturing agreement dated January 24, 1997 whereby Lockheed generally agreed to manufacture the printed circuit board assemblies for the FIMS and other

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product lines for a five year period upon request by the Company. The Company is not obligated to utilize Lockheed for its manufacturing requirements. During fiscal year 1999, the Company did not utilize Lockheed for the manufacture of its products, and the Company does not anticipate that Lockheed will manufacture any of its products during fiscal year 2000. Management has not made any determination whether it will use Lockheed for the manufacture of any of its products in the future.

     The Company has established relationships with another manufacturing company relating to the manufacture of the accelerometers. The Company entered into a purchase agreement dated October 16, 1998 with Asteria Electronics SDN BHD ("Asteria"), whereby Asteria agreed to manufacture the accelerometers. As of the date of this Registration Statement, the Company has placed an order with Asteria to purchase 300 accelerometers with 150 delivered to date.

     The Company entered into an agreement dated May 12, 1999 with Schlumberger Technologies, Inc., a manufacturer of the "Smart card" ("Schlumberger"). The agreement with Schlumberger generally provides the Company with the non-exclusive right to implement and utilize the Smart card technologies. As a part of such negotiations, Schlumberger agreed to transfer to APP LLC all technology data relating to the Smart card. Prior to the May 12, 1999 agreement, APP LLC and Schlumberger had entered into a technology transfer agreement pursuant to which Schlumberger agreed to provide APP LLC (i) access to all Smart card technology and associated products for development and distribution by Schlumberger, and (ii) the ability to employ the Smart card technology. APP LLC had also entered into non-disclosure agreements with Schlumberger. As of the date of this Registration Statement, the Company has the software, tooling, readers and cards to program the AP+Series products for various applications.

PRODUCT RESEARCH/DEVELOPMENT AND CURRENT STATUS

     AP+Series

     The Company is currently developing the APP4000 system. Management anticipates that the APP4000 system will include features such as a global positioning system (GPS") for vehicular tracking, mapping and communications, an in-vehicle alcohol sensor/breathalyzer unit, a fatigue sensor which will monitor and record driver alertness, and a fingerprint application for greater security when used in conjunction with the "Smart card". Management anticipates that development of the APP4000 system will be completed in approximately six to eight months from the date when adequate funding becomes available, and will require approximately $250,000 of funding.

     As of the date of this Registration Statement, the Company has installed the AP+Series units in over 200 vehicles pursuant to an agreement with AFT-IFTM, the largest driver training institute in Europe ("AFT-IFTM"). AFT-IFTM, which generally promotes the driver training standards for the European Economic Community, has subsequently trained over 30,000 drivers using the AP+Series products. Management believes that the Company's relationship with AFT-IFTM will enhance the marketability of its products in other countries.

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     In the United States, the Company has installed one AP+Series unit on a driver training simulator located at Carnegie Mellon University/Driver Training & Safety Institute in Connellsville, Pennsylvania ("CM"). Management believes that installation of the AP+Series unit on the driver training simulator creates a strategic marketing edge for the Company because of the high visibility of such installation to governmental agencies, such as the U.S. Department of Transportation, the Federal Highway Administration and other universities and driver training schools. Management believes that use of the AP+Series products on CM's vehicles and simulators will provide the AP+Series products with greater visibility for the driver training industry.

     The Company has received a letter of intent from CM whereby CM will distribute the AP+Series products to be used for driver education and research applications. CM will also receive a commission for any AP+Series products sold from their referral. The Company is currently in the process of finalizing an agreement with CM regarding use of the CM Driver Training Institute as a test, training and research center.

     The Company entered into a contract dated August 1, 1999 with the American Trucking Association ("ATA") pertaining to a federally funded project to study fatigue in drivers administered by the Federal Highway Administration and ATA that involved the use of one of the Company's products.

     The Company entered into an agreement dated August 31, 1999 with North-Shore Long Island Jewish Health Systems ("North Shore Hospital") regarding
(i) installation of the APP3000 onboard recording system (which has been customized for use by North Shore Hospital) and related products on North Shore Hospital ambulances, and (ii) provision of services to integrate the installed APP3000 and related products with existing technologies utilized by North Shore Hospital. As of the date of this Registration Statement, the Company has installed one APP3000 onboard recording system on an ambulance as a test unit and, subject to performance, the Company will be required to install an additional 29 APP3000) onboard recording systems.

     As of the date of this Registration Statement, the Company is engaged in discussions with various companies to integrate alcohol breathalyzers with the AP+Series products. Some states in North America have already enacted legislation mandating individuals who have been convicted of driving while intoxicated ("DWI") or driving under the influence ("DUI") to use alcohol sensors and breathalyzers in their vehicles. Management believes that the design of the AP+Series products provides flexibility for integration with other types of technologies, such as alcohol breathalyzers.

     As of the date of this Registration Statement, the Company is also engaged in discussions with various manufacturers of driver training simulators used by CM to install the AP+Series products on all such driver training simulators.

     Fuel Intake Monitoring System

     The Fuel Intake Monitoring System ("FIMS") was designed to automate and simplify many aspects of the fueling process. Through the technological use of radio frequency communication, the FIMS will provide a fleet owner with the ability to reduce fuel theft, receive paperless billing for fuel consumed, and reduce vehicle downtime by simplifying and speeding up the fueling process.

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     Design/Usage. The design of the FIMS consists of a vehicle unit which is capable of storing and transmitting data concerning the vehicle, including fuel level, odometer reading, fuel type required, and the maximum amount of fuel permitted per filling. The other components of the system include a nozzle unit, tank inlet antenna, ground loop antenna, station controller and a LCD display on the fuel pump at the retail filling station.

     Once a vehicle pulls into a FIMS equipped filling station, the system automatically identifies the vehicle, reads the vehicle's fuel level, fuel type, current mileage and authorized fuel load. This identification process takes approximately five seconds. During this process, the FIMS disables the fuel pump until the fuel pump nozzle is placed inside the vehicle's fuel tank. In the event the driver should attempt to remove the nozzle and fill a "gerry can", the FIMS will no longer "see" the vehicle and will terminate fueling. This makes pilferage of fuel or "gerry canning" virtually impossible. Gerry canning is a common method employed by drivers whereby a driver may fuel not only the company vehicle, but also their own private vehicle or gas can. Management estimates, based on studies, that one major oil company in Europe with 3.5 million vehicles under corporate contract was subjected to an approximate 6% rate of fuel pilferage.

     An additional advantage of the FIMS is the elimination of the need for drivers to carry cash or credit cards for refueling purposes. Fueling is completely controlled by a company using the FIMS with computerized monitoring of all relevant vehicle data and subsequent paperless billing.

     As of the date of this Registration Statement, the Company has pilot tested the FIMS at two Shell Oil locations in Ruffec and St. Cloud, France. Management believes that these pilot tests have proven the concept of FIMS to be valuable and successful. The FIMS was also tested in the manufacturing laboratories of Schlumberger, Shell Retail Petroleum Europe and Lockheed Martin. The FIMS received "CE" approval for sale in Europe from Emitech (the equivalent of the Underwriters Laboratory in the United States).

     Management has made a strategic business decision to hold introduction of the FIMS into the marketplace until patent searches are completed, and negotiations are completed with the University of South Florida (USF) with respect to the Company's rights to the FIMS technology. See the next paragraph for additional information relating to the FIMS technology and the Company's right to that technology. Management anticipates that upon its introduction into the marketplace, the integration of the FIMS into the AP+Series will be completed.

     During fiscal year 1996, APP LLC entered into a grant award agreement with the Technology Deployment Center, Pinellas County, FL, in conjunction with the University of South Florida ("USF") for the research, development and design of the FIMS. USF had received a grant of approximately $428,793 for the research, development and design of the FIMS and forwarded such proceeds to a sub-contractor chosen jointly by USF and APP LLC. Pursuant to the terms of the agreement, APP LLC agreed to (i) direct the research, development and design of the FIMS and bring such technology to a saleable commercial product, and (ii) repay to USF structured payments based on revenues generated from the FIMS product sales. Pursuant to the terms of the agreement, in the event no revenues were generated from sales of the FIMS within two years after completion of the funding, all rights to the technology relating to the FIMS will revert exclusively to USF. As of the date of this Registration Statement, the Company has not sold FIMS products and according to the terms of the agreement, rights to the technology relating to the FIMS should have reverted to USF. The Company intends to pursue negotiations with USF regarding its respective percentage ownership interest in the rights to the technology relating to the FIMS in view of the fact that the Company expended its own funds for payment of research and development expenses prior to and after such funding. There is no guarantee that the Company will be successful in such negotiations and may potentially loose all rights to the technology relating to the FIMS.

     Other Products

     In conjunction with a subcontractor, the Company has also designed and developed a proprietary opacity sensor for incorporation into the AP+Series, which is capable of reading vehicle emissions during the operation of the vehicle. This function will provide fleet managers with the ability to monitor and record in real time and ensure their ability to maintain compliance with measurement requirements of exhaust emissions established under rules and regulations promulgated by the Environmental Protection Agency ("EPA"). Management intends to conduct patent research on this technology which has been designed to meet such measurement requirements.

     The Company has planned new product development to meet the needs of a consumer related low-cost system to sell to the major automobile manufacturers.

CUSTOMERS AND MARKETING

     Customers

     The Company currently sells the AP+Series and related products in Europe, North America, Africa and Australia. Customers for the AP+Series and related products are primarily transport companies and driver training institutions. The Company's current market concentration has been in Europe due to existing relationships with certain clients. Management's primary objective is to penetrate the European, North American, African and Australian markets.


     For fiscal year ended December 31, 1999, the Company had three unrelated customers which accounted for approximately 95%, respectively, of the total revenues: (i) Safety Engineering and Fire Consultants (42%); (ii) AFT-IFTM (36%); and (iii) American Trucking Association (17%).


     For fiscal year ended December 31, 1999 and the three-month period ended March 31, 2000, presented below in tabular form are the revenues attributed to sales of the Company's AP+Series products in Europe, North America, Africa and Australia, which sales constituted 100% of the gross revenues derived by the Company from the sale of its AP+Series products. The Company has not generated revenues from the sale of any of its other products.

--------------------------------------------------------------------------------
                               Total Sales By Geographic Region

                 During Fiscal Year                   During Three-Month Period
                   Ended 12/31/99                           Ended 3/31/00


Europe                $353,700                                 $110,000

North America         $ 79,700                                 $ 80,500

Africa                $265,700                                 $  -0-

Australia             $  2,400                                 $  -0-

Total                 $701,500                                 $190,500

--------------------------------------------------------------------------------

     Marketing Strategy

     The Company intends to seek to capture market niches in the fields of transportation and medicine. Some of the proposed developments in the medical field include the use of Smart card technology in doctors' offices, hospitals, ambulances and insurance companies. Management believes that within the transportation industry, the AP+Series products with Smart card technology may be utilized in emergency vehicles for police, fire and ambulance departments. In addition, the AP+Series products coupled with the Smart card technology may be used by a variety of businesses or governmental agencies to create and track drivers' licenses, or to create passports, medical cards or insurance cards, which would provide instant access to critical information.

     The Company intends to market the AP+Series and related products through the use of distribution agreements, joint ventures, direct sales and independent commissioned representatives. To aid in the marketing of the AP+Series and related products, the Company intends to utilize several marketing approaches including advertising in trade publications, press releases, Company sponsored training seminars, speaking engagements and advertising promotional tools, such as CD-ROMs, catalogs and participation in trade shows. The Company intends to make its operational software available in various languages to meet the needs of the particular markets. The Company's services and products are also electronically advertised on the Company's web page at www.applus.com. The Company will continue to emphasize attendance at trade shows, Company sponsored training seminars, press releases, speaking engagements and independent third party distribution agreements in its marketing efforts. The Company's international sales represented 89% of the Company's total revenues in fiscal year 1999 (excluding the continent of North America). Management intends to direct a significant portion of its marketing efforts toward further market penetration in international markets, with its primary emphasis upon Europe, Africa and Australia.

     Contractual Arrangements


     The Company has representatives and distributors in Israel, Europe, Africa, Mexico and India. From April 1997 through June 1997, APP LLC entered into four separate installation and service agreements with World Asset Management, Inc., which is headquartered in New Milton Hampshire, United Kingdom ("WAM"), Atlantic Financial Management, Inc, which is headquartered in Fouesnant, France ("AFM"), Avignon Trading, Inc., which is headquartered in Savion, Israel ("Avignon"), and Darien Partners Investments, Inc., which is headquartered in Malaysia ("Darien"). Pursuant to the terms of the respective installation and service agreements, WAM, AFM, Avignon and Darien are responsible for (i) establishing distribution and sales channels along with the necessary infrastructure required for the successful marketing of the AP+Series products, and (ii) performance of installation and maintenance services for the AP+Series products for existing customers of the Company. In accordance with the terms of the respective installation and service agreements, the Company received $2,500, respectively, from WAM, AFM, Avignon and Darien, and WAM, AFM, Avignon and Darien each received an approximate 4.9% membership interest in APP LLC.

     Pursuant to the reorganization of the Company and the Exchange Agreement in which the members of APP LLC agreed to exchange their equity membership interests in APP LLC for shares of common stock in the Company, the Company subsequently issued (i) 795,000 shares of its restricted Common Stock to WAM,
(ii) 790,000 shares of its restricted Common Stock to AFM, (iii) 800,000 shares of its restricted Common Stock to Avignon, and (iv) 795,000 shares of its restricted Common Stock to Darien. Neither the Company nor its subsidiaries own any shares of common stock of WAM, AFM, Avignon or Darien, and the Exchange Agreement among the Company and WAM, AFM, Avignon and Darien was entered into pursuant to arms-length negotiations.


     Although the Company has not generated any significant revenues to date, the Company has established these contractual relations with WAM, AFM, Avignon and Darien in anticipation of future sales and distribution of its products. As of the date of this Registration Statement, the contractual arrangements with WAM, AFM, Avignon and Darien primarily provide the Company with installation and service management in the event the Company establishes a presence in these foreign markets through the distribution and sale of the AP+Series and related products. Management believes that this would not only strengthen the Company's structure and potential marketability of the AP+Series and related products, but also places the Company in a favorable position to properly service the AP+Series and related products sold and distributed in those foreign markets.

     In addition, APP LLC and American Overseas Corporation, an investment company formed under the laws of British Virgin Islands ("AOC"), entered into a distributor agreement dated August 20, 1998 pursuant to which AOC agreed to (i) assist in the establishment of marketing and distribution services for the AP+Series and related products worldwide, and (ii) pay APP LLC $5,000,000 within a thirty-six (36) month period for the non-exclusive unlimited rights to purchase the AP+Series and related products and to sell those products worldwide, with an initial payment of $2,000,000 due and owing on August 20,

1999. During July 1999, the agreement was amended to provide that (i) $1,000,000 payment will be due and owing sixty days from the date that the Company's shares of common stock commence trading, (ii) an additional $1,000,000 will be due and owing within eight months from the date the Company's common stock commences trading, and (iii) the balance of $3,000,000 will be due and owing on or before August 20, 2001. Management of the Company believes that AOC has an extensive network that will assist and provide for distribution and sale of the AP+Series and related products. As of the date of this Registration Statement, however, no sales have resulted from the Company's contractual relations with AOC. Management believes that upon commencement of the trading of its shares of common stock and performance by AOC of certain of its contractual obligations, future distribution and sale by AOC of the AP+Series and related products will commence.


EMPLOYEES AND CONSULTANTS

     As of the date of this Registration Statement, the Company employs 15 persons on a full-time and 2 persons on a part time basis. The Company's President and Chief Executive Officer are primarily responsible for all day-to-day operations of the Company. Other services are provided by outsourcing and management contracts. As the need arises and funds become available, however, management may seek additional employees as necessary in the best interests of the Company. The following lists and describes certain services performed for the Company by consultants. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Advisors and Consultants".

     (i) APP LLC and Bristol Consulting Ltd. ("Bristol") entered into a consulting agreement dated July 30, 1998 pursuant to which Bristol agreed for a period of five years to (i) assist in the development of an international market for the AP+Series and related product lines, and (ii) provide advice regarding corporate structure, capital acquisition, contracts, equity partners and mergers and acquisitions pertaining to the Middle East and Far East. The agreement further provided that APP LLC would pay to Bristol a monthly fee of $5,000 for the first three months of the agreement and, thereafter, a monthly fee of $10,000 for the duration of the agreement.


          During fiscal year 1999, Bristol performed certain services on behalf of APP LLC including, but not limited to, (i) the development of international markets and consummation of the distribution contract with AOC; and (ii) the establishment of contractual relationships for the manufacture of accelerometers in the Far East. During fiscal year 1998 and 1999, respectively, Bristol was primarily responsible for the introduction to the Company of Asteria, which manufactures the accelerometers for the Company, and for the introduction to the Company of AOC. In accordance with the terms of the consulting agreement, Bristol received an approximate 5% membership interest in APP LLC. Pursuant to the reorganization of the Company and the Exchange Agrement in which the members of APP LLC agreed to exchange their equity membership interests in APP LLC for shares of common stock in the Company, the Company issued 710,229 shares its restricted common stock to Bristol. During fiscal year 1999, the Company also accrued $120,000 and paid $62,500 to Bristol for services rendered. See "Item 2. Management's Discussion and Analysis or Plan of Operation
          - Material Commitments".


     (ii) APP LLC and Royce Anderson & Monroe, Inc. ("Royce Anderson") entered into a consulting agreement dated July 30, 1998 pursuant to which Royce Anderson agreed for a period of five years from the date of the agreement to (i) assist with development of a market within the United States and the Western Hemisphere for the AP+Series and related products, and (ii) provide advice regarding corporate structure, acquisitions, mergers and equity partners.

          During fiscal year 1999, Royce Anderson performed certain services on behalf of APP LLC including, but not limited to, (i) assistance with the establishment of the marketing and sales structure within APP LLC; and (ii) assistance with the negotiation and consummation of major contractual arrangements. Royce Anderson was also primarily responsible for the Company's contract with North Shore Hospital. In accordance with the terms of the consulting agreement, Royce Anderson received an approximate 10% membership interest in APP LLC. Pursuant to the reorganization of the Company and the Exchange Agreement, the Company issued 1,420,597 shares of its restricted common stock to Royce Anderson. During fiscal year 1999, the Company did not pay any fees to Royce Anderson.


     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.

PATENTS, LICENSES, TRADEMARKS, CONCESSIONS AND ROYALTY AGREEMENTS


     The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. Prior to December 31, 2000, management intends to file an application for trademark protection for its "AP+Series" products with the United States Patent and Trademark Office. If a certificate of registration for the trademark "AP+Series" is issued, such registration will remain in full force and effect for a period of ten years, subject to satisfaction of certain requirements. Management believes that the Company has not infringed on any existing patents, trade secrets or confidential information, because the Company developed its own proprietary software that is used with the AP+Series products. Although management believes that there is no infringement on existing patents, trade secrets or confidential information, there is no assurance that such legal proceedings might not be initiated against the Company.


RISK FACTORS

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Recent Losses Incurred in Amounts of $1,173,172 and $605,241 in 1999 and 1998.

     The Company incurred recent losses in the amounts of $1,173,172 during fiscal year 1999 and $605,241 during fiscal year 1998. These losses reflect, among other factors, expenses associated with research and development of the AP+Series products and related products, selling, general and administrative and interest expenses. Such expenses, along with other expenses, will continue to increase until the Company attains profitable operations. There is no assurance that the Company will attain profitable operations.

     The Company has had limited sales of the AP+Series and related products. Therefore, the Company does not have any prior substantial financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company will be in part dependent on management's ability to continue financing the business operations of the Company. The Company is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the problems, expenses and other difficulties typically encountered in the course of establishing new markets, training new personnel, and organizing and conducting operations. The

Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably.

     Company's Ability to Continue as a Going Concern.

     As of the date of this Registration Statement, there is uncertainty regarding the Company's ability to continue as a "going concern" as the Company has generated limited revenues from operations, has a working capital deficit and a stockholders' deficit. Therefore, the opinion of the Company's auditors, Massella, Tomaro & Co. LLP, has been qualified with respect to the Company's ability to continue as a "going concern".

     Although management believes that the Company will be able to continue and maintain its status as a "going concern" based on its future ability to raise additional capital from private investors, generate revenues and minimize operating expenses, there can be no assurance that the Company will be able to continue as a going concern. See "Financial Statements".

     Company Depends on Key Personnel.

     The Company is substantially dependent upon the personal efforts and abilities of its officers and directors, Richard J. Goodhart, Steven H. Wahrman and Jean Paul Daveau. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company and have a materially adverse affect on the Company's ability to operate successfully. However, certain of the officers and directors have entered into extended employment agreements with the Company. The Company has purchased "key man" life insurance for Mr. Goodhart in the amount of $500,000 and is currently seeking to obtain "key man" life insurance for Messrs. Wahrman and Daveau. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Advisors and Consultants."

     With the exception of Mr. Valente, the Company's Chief Financial Officer, the Company's current officers and directors do not engage in other businesses for their own account. They devote their full time to the affairs of the Company. Mr. Valente does not devote his full time to the affairs of the Company, and he has and may have other business interests to which he may devote a major or significant portion of his time. Further, Mr. Valente may engage in other businesses, either individually or through partnerships and corporations in which he may have an interest, hold an office or serve on the board of directors. Certain conflicts of interest, therefore, may arise between the Company and Mr. Valente. Mr. Valente intends to resolve such conflicts in a manner that is consistent with his fiduciary duties to the Company.

     Company Needs Qualified Employees.

     The success of the Company is dependent upon its ability to attract and retain qualified technical, marketing and production personnel, either by contractual outsourcing or hiring of employees. The Company may have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Industry is Highly Competitive.

     The onboard recording systems industry is highly competitive. The Company's major competitors in the marketplace are primarily Cadec, Mobile Data Systems, Orpak, Qualcomm, VDO, Elextor, Tripmaster and Eaton Corporation. Such competition appears to be related primarily to Global Positioning Systems. Data Express and Qualcomm have similar onboard recording products, and Mobile Data Systems has developed a system closely resembling the AP+Series products. The Company may also face competition from other, similar companies with financial resources far greater than those of the Company. Many of the Company's competitors may have substantially greater technical, financial and marketing resources than the Company.

     There is a Liquidity Crisis and Need for Additional Financing.

     As of the date of this Registration Statement, the Company is experiencing a severe liquidity crisis and has not generated significant revenues from sale of the AP+Series and related products. The Company has financed itself primarily from advances from principal shareholders, bank loans, and raising additional capital from private investors. The continued development of the AP+Series and related products and expansion and operation of the Company's business is dependent upon its ability to obtain additional financing. Management believes that the Company may require up to $1,000,000 of additional financing to cover its operational expenses through September 30, 2000. There can be no assurance, however, that the Company will be able to obtain financing from the sale of debt or equity instruments, bank loans or other sources on terms acceptable to the Company. If available, any additional equity financings may be dilutive to the Company's shareholders and any debt financing may contain further restrictive covenants and additional debt service requirements, which could adversely affect the Company's operations. See "Item 2. Management's Discussion and Analysis or Plan of Operation."

     Tax Liens Have Been Filed Against the Company.

     At March 31, 2000 and December 31, 1999, the Company owed approximately $106,391 and $92,760, respectively, for payroll taxes and related penalties and interest. The Internal Revenue Service and the Employment Commission of the State of New York have filed liens against the Company, respectively, as a result of the unpaid payroll taxes. The authority provided to these governmental entities may enable such taxing authorities to seize the Company's assets to pay the respective taxes due and owing. In the event that such taxing authorities initiate any such action or other legal action against the Company, the results could adversely affect the Company's ability to operate. See "Item 2. Management's Discussion and Analysis or Plan of Operation".

     There is a Possible Violation of Federal/State Securities Laws.

     The Company may have violated federal and state securities laws in connection with the sales of its shares of Common Stock to investors under a private placement offering that was not registered under the federal securities laws. The offering and sale of such shares of the Company's Common Stock pursuant to its Private Placement Memorandum dated January 27, 1999 and April 7, 1999, respectively, was conducted pursuant to an exemption from registration in accordance with Regulation D, Rule 504, under the Securities Act of 1933, as amended (the "1933 Securities Act"). The Company continued to sell its shares of Common Stock to investors after the date the Company effectively became a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"). The exemption under Rule 504 of Regulation D, and any other exemption, may not have been available to the Company for these sales. As a result, the private placement may have violated federal securities laws. Moreover, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transactional exemption. Management estimates that the Company's potential rescission liability is in the amount of $202,939. The Company cannot be certain that it would have such sufficient funds to repurchase the shares of Common Stock sold in the private placements. In addition, the Company may be subject to liability and fines or penalties under the federal securities and/or state securities laws.

     Maintenance of Product Liability Insurance.

     Due to the nature of the AP+Series products and related products, it is possible that purchasers of the product could sustain or allege injury due to or as a result of the malfunction of the product and that the Company could be held liable for damages due to such injuries. The Company did not maintain any products liability insurance coverage or any other form of general insurance coverage from October 1997 through November 1999. In December 1999, the Company obtained product liability and general insurance coverage in the amount of $1,000,000 against such liability. There can be no assurance that the Company will not be held liable for damages not covered by or in excess of any insurance coverage.

     Control of the Company.

     As of the date of this Registration Statement and without taking into account the shares of Common Stock that may be acquired upon exercise of certain stock options, three of the directors of the Company as a group beneficially own approximately 45% of the outstanding shares of Common Stock (does not include exercise of stock options). Based upon this current ownership interest, these three directors may be in a position to effectively control the business and affairs of the Company, including certain significant corporate actions such as the sale or purchase of assets and the issuance and sale of the Company's securities.

     The Company Depends on Its Proprietary Technology.

     The Company is heavily dependent upon its proprietary technology. There can be no assurance that others have not independently developed, or will not independently develop, similar products and technologies or otherwise duplicate any of the AP+Series products or related products and technologies.

     The Company Depends on Existing Contractual Relations.

     The Company's success will depend on the successful introduction and marketing of the AP+Series products and related products in the global marketplaces which may, in turn, be dependent upon the continued existence of favorable contractual relations with its manufacturers and suppliers of integral component parts, including Schlumberger, the manufacturer of the "smart card".

The Company's operations could be materially and adversely affected by the failure of such manufacturers and suppliers to honor their contractual arrangements with the Company. There is no assurance that such favorable contractual relations will continue.

     The Company Depends on a Limited Number of Customers

     During fiscal year ended December 31, 1999, the Company had three unrelated customers which, in the aggregate, accounted for approximately 95% of the Company's total sales. Therefore, the operations and generation of revenues are dependent on the Company's ongoing relationships with these customers. The Company's business operations and prospects for generation of future revenue could be materially and adversely affected by the failure of these customers to continue their respective relationships with the Company.

     There are Risks Involved with International Sales/Year 2000 Issues.

     The AP+Series products and related products are sold by the Company in North America and internationally, principally in Europe and Africa, with intentions to expand globally. During fiscal year ended December 31, 1999, international sales accounted for approximately 89% of the Company's total sales. Therefore, the Company faces certain risks associated with international sales. International sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Changes in tariffs or other trade policies could adversely affect the Company's customers or suppliers.


     Many existing computer programs, including programs used by the Company's distributors in certain foreign countries, use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results by, at or after the year 2000 thus disrupting the distribution and sale of the Company's products in these countries. The Company developed and executed a plan to achieve compliance with Y2K issues that included reviewing its hardware and software that support its operations and infrastructure, as well as its internal systems that support the Company's administrative functions. Therefore, as of the date of this Registration Statement, the Company is successfully running all of its systems and has not experienced any Y2K problems associated with its AP+Series products and related products, its computer applications and systems. Management believes that all of the AP+Series products and related products, its computer applications and systems are and continue to be Y2K compliant. Management believes that costs or expenses incurred were minimal with respect to the Company, and simply part of normal product development and support as those costs related to the Company's products. Such costs were not separately categorized as Y2K costs; however, management believes that they were immaterial. Management has not made any contingency plans or provisions for possible future Y2K liability, and does not believe that any such contingency plans are necessary. Management further believes that the Company's significant distributors and suppliers are also Y2K compliant. However, in the event that the Company's significant distributors and suppliers do not maintain Y2K compliance, the Company's business or operations could be adversely affected or interrupted.


     There are Political and Economic Risks in Foreign Marketplaces.

     The Company intends to enter the global marketplace which includes, but is not limited to, the marketplaces within the United Kingdom, Israel, Africa and the Far East and Middle East. As a result, the Company's operations and sale of the AP+Series and related products in these countries may be subject to political, economic, legal and other uncertainties occurring within these countries. Changes in policies by the respective governments may result in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, and currency revaluation, all of which may materially and adversely affect the Company. Moreover, economic reforms and growth in the Far East and Middle East countries have been initiated, and success in certain countries has been more prevalent than in others. The continuation or increase of any such disparities regarding economic reforms and growth could affect the political and social stability of the Far East and Middle East, and thus the operations of the Company. Moreover, there can be no assurance that future controversies will not arise which would threaten trade relations between the United States and the respective country. In any of such eventualities, the business of the Company could be adversely affected.

     Company Operations May be Subject to Government Regulation.

     The Company's operations may be subject to a variety of laws, regulations and licensing requirements of federal agencies including, but not limited to, the U.S. Department of Transportation and the Federal Highway Administration, as well as state and local authorities. Each of these agencies may regulate various aspects of licensing, permitting and operations of the AP+Series and related products. In certain jurisdictions, the Company may be required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the design and manufacture of the AP+Series and related products. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have a material adverse effect on the Company. Although management believes that imposition of any such regulations will not impose great burdens upon the operation of the Company, such regulations are subject to constant change. Unforeseen changes in such regulations may have a significant impact on the Company.

     The Company's advertising and sales practices may be regulated by both the Federal Trade Commission and state consumer protection laws. Such regulations may include restrictions on the manner in which the Company may promote the sale of its products and the obligation of the Company to provide certain of its customers with rescission rights.

     Defaults under Credit Arrangements and Restrictions on the Company's Financing Activities.



     The Company is in default under its credit arrangements in the approximate amount of $1,007,428, and the agreements with its lenders substantially restrict its activities. As a result, the Company's ability to obtain financing from conventional lending sources is severely limited. Historically, the Company has financed its operations in part by obtaining bank loans and lines of credit. One such financing involved a Small Business Administration guaranteed purchase order line of credit originated by Marine Midland Bank (now HSBC Bank). In order to obtain this line of credit, the Company signed an agreement that restricts its activities in a number of ways, including subsequent borrowing, the structure of the Company, and its securities. In addition, the Bank of Smithtown has required that Mr. Richard Goodhart, a director of the Company, pledge a certain number of his shares of Common Stock as collateral. See "Item 2. Management's Discussion and Analysis or Plan of Operation".


     There May Be Future Sales of Common Stock.

     As of the date of this Registration Statement, the Company has 17,778,196 shares of its Common Stock issued and outstanding. Of the 17,778,196 of the Company's current outstanding shares of Common Stock, 340,498 are free trading and 17,437,698 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     Further, future sales of shares of Common Stock pursuant to offerings could have a depressing effect on the price of the Common Stock and adversely affect the Company's ability to raise capital in the future.

     There May Be Volatility of Stock Prices When the Company's Stock Begins Trading.

     As of the date of this Registration Statement, the Company's Common Stock does not trade on any market. However, the markets for equity securities have been volatile and the price of the Company's Common Stock, when it commences trading, could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends both domestically and internationally, changes in the supply and demand for the Company's shares, and other factors. These factors can be expected to affect the market price of the Company's shares of Common Stock when the Company receives the approval by the National Association of Securities Dealers, Inc. (the "NASD") to trade the Company's shares of Common Stock on the OTC Bulletin Board.

     Broker-Dealers May Sell Shares of the Company's Stock.

     The Common Stock of the Company will be defined as a "penny stock" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and the penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section "Item 1. Description of Business - Risk Factors". This section should be read in conjunction with the Company's Consolidated Financial Statements included herein. Certain of the financial statements and the discussion below in the comparative fiscal year ends include reference to amounts and balances of the Company and APP LLC for the entire year and from October 28, 1998 (the acquisition date) to December 31, 1998 for IPS-NY.

GENERAL

     Since inception, the Company has focused primarily on the research, development and design of the AP+Series products and related products, and generated little revenues. During prior fiscal years, the principals of the Company invested personal funds, arranged for loans and lines of credit from private lenders and financial institutions, and secured grants to support the research and development expenses of the Company.

     As of the date of this Registration Statement, the Company derives its revenues principally from the marketing and sale of onboard recording systems, called the AP+Series products, and other related products to customers generally in the fleet management and driver training industries. Additional revenues are generated by the Company through the implementation of maintenance contracts and integration contracts and its subsidiaries.

     During the three-month period ended March 31, 2000, sales of the AP+Series products to the Company's customers accounted for approximately 93% of total gross revenues, with IPS-NY contributing approximately 7%. During fiscal year ended December 31, 1999, sales of the AP+Series products to the Company's customers accounted for approximately 100% of total gross revenues. Although the Company intends to expand its marketing of the AP+Series and related products in non-transportation industries, such as the medical fields, management of the Company believes that sales of the AP+Series and related products to its customers in the fleet management and driver training industries will continue to be an important line of business for the Company for the next several years.

Selected Financial Data

     The following selected financial data should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Form 10-SB. The selected financial data as of December 31, 1998 and 1999 and for each of the two years in the period ended December 31, 1999 have been derived from the financial statements of the Company which have been audited by the Company's independent auditors and are included elsewhere in this Form 10-SB. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.


                                                                           Three Months
                                          Year Ended December 31,         Ended March 31,
                                         -------------------------   -------------------------
Statement of Operations Data:               1999          1998           2000         1999
                                            ----          ----           ----         ----
     (In 000's)
Net Sales                                $       702   $       238   $       191   $        26
Cost of Sales                                    214           147            66            13
                                         -----------   -----------   -----------   -----------
Gross Profit                                     488            91           125            13
Expenses:
  Selling, general and administrative          1,156           565           433           224
  Research and development                       403            38            52            45
                                         -----------   -----------   -----------   -----------
Total Expenses                                 1,559           603           485           269
Loss Before Other Income (Expenses)
  And Provision For Income Tax                -1,071          -512          -360          -256

Other Income (Expenses)
  Interest Income                                 35             6            10             9
  Gain on foreign currency transaction             3          --            --               4
  Interest Expense                              -141           -99           -47           -36
                                         -----------   -----------   -----------   -----------
Total Other Income (Expense)                    -103           -93           -37           -23
                                         -----------   -----------   -----------   -----------
Loss Before Provision For Income Taxes        -1,174          -605          -397          -279
Provision For Income Taxes                      --            --            --            --
                                         -----------   -----------   -----------   -----------
Net Loss                                      -1,174          -605          -397          -279
Other items of Comprehensive Income                                            1
                                         -----------   -----------   -----------   -----------
Comprehensive Net Loss                        -1,174          -605          -396          -279
Basic Earnings Per Share (Net Loss)             -.07          -.04          -.02          -.02
Weighted Average Number of Shares
  Outstanding                             17,629,462    17,195,345    17,785,559    17,298,970


                            At December 31,   At March 31,
                            ---------------   ------------
Balance Sheet Data:              1999             2000
                                 ----             ----
   Working capital           -$2,226,395      -$2,397,007
   Current assets                    315              391
   Current liabilities             2,542            2,788
   Total assets                      846              965
   Total liabilities               3,140            3,656
   Shareholders' Deficiency       -2,497           -2,893

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     The Company's net losses for fiscal year ended December 31, 1999 were approximately $1,173,172 compared to a net loss of approximately $605,241 for fiscal year ended December 31, 1998.

     Net revenues for fiscal year ended December 31, 1999 and 1998 were $701,526 and $237,688, respectively. Net revenues increased by approximately $463,838 or 195% for fiscal year ended December 31, 1999 as compared to fiscal year ended December 31, 1998. Gross profit for fiscal years ended December 31, 1999 and 1998 amounted to $487,465 and $90,680, respectively, or a net increase of $396,785. Gross profit percentages for fiscal year ended December 31, 1999 and 1998 were 69% and 38%, respectively, or a net increase of 82%.

     The substantial increase in gross profit is a result of larger purchases of systems, reduced component costs, price re-negotiations with vendors, and redesign of the PC board layout for cost economy. The increase in sales during fiscal year ended December 31, 1999 as compared to fiscal year ended December 31, 1998 is attributable to a stronger marketing campaign, and fulfillment of major contracts, which are either executed or in the final stage of execution. The Company and its subsidiaries have entered into various agreements with certain entities in order to establish distribution channels, corporate structures, contract applications in foreign and domestic countries, performance of certain pilot tests, and development of new products.

     Selling, general and administrative expenses for fiscal year ended December 31, 1999 and 1998 were $1,155,616 and $565,301, respectively (an increase of $590,315 or 104%). The increase in selling, general and administrative expenses for fiscal year ended December 31, 1999 were primarily due to the Company incurring costs associated with its marketing efforts, officers salaries, professional fees, and personnel costs.

     Research and development expenses for fiscal year ended December 31, 1999 were $402,980 as compared to $37,510 for fiscal year ended December 31, 1998 (an increase of $365,470). The increase in research and development expenses is primarily due to the development of an upgradeable modular unit to assist in the diversification of the Company's product lines, the dedication of significant funds to the development of an advanced system which will be used in ambulances pertaining to the contract between the Company and North Shore - Long Island Hospital, and the Company's ongoing perfecting and expanding of the capabilities of its products. Moreover, the expenditures for research and development were reduced during fiscal year 1998 since the Company had limited funds and utilized available funds for the anticipated marketing and sale of its equity securities during 1999. During 1998, the Company had redirected its use of available funds in order to obtain contracts and raise additional funds, which were utilized for further research and development expenses and establishment of a corporate infrastructure.

     As a result of these factors, comprehensive net loss for the year ended December 31, 1999, was $1,173,172, an increase of $567,931, or 93.83%, as compared to a comprehensive net loss of $605,241 for the year ended December 31, 1998. Management believes that the substantial increase in comprehensive net loss during the fiscal year ended December 31, 1999 as compared to fiscal year ended December 31, 1998, is attributable primarily to a substantial increase in selling, general and administrative expenses and an increase in research and development expenses. Selling, general and administration expenses include general corporate overhead, administrative salaries, shipping and warehousing costs, selling expenses, consulting costs, and professional fees.

     Three-Months Ended March 31, 2000 Compared with Three-Months Ended March 31, 1999

     Net revenues during the three-month period ended March 31, 2000 and 1999 were $191,476 and $25,946, respectively. Net revenues increased by approximately $165,530 or 638% for the three-month period ended March 31, 2000 as compared to the three-month period ended March 31, 1999. The increase in net revenues during the three-month period ended March 31, 2000 was primarily due to the sale of AP+Series products to the American Trucking Association ("ATA"). Gross profit during the three-month period ended March 31, 2000 and 1999 amounted to $124,981 and $12,894, respectively, or a net increase of $112,087. Gross profit percentages for the three-month period ended March 31, 2000 and 1999 were 65.3% and 49.7%, respectively, or a net increase of 31%.

     The substantial increase in gross profit is a result of larger purchases of systems, reduced component costs, price re-negotiations with vendors, and cost savings from the redesign of the PC board. The increase in revenues during the three-month period ended March 31, 2000 as compared to the three-month period ended March 31, 1999 is attributable to (i) a stronger marketing campaign, and
(ii) fulfillment of major orders.

     Selling, general and administrative expenses for the three-month period ended March 31, 2000 and 1999 were $432,617 and $223,967, respectively (an increase of $208,650 or 93%). In general, selling, general and administrative expenses include corporate overhead, administrative salaries, shipping and warehousing costs, selling expenses, consulting costs and professional fees. The increase in selling, general and administrative expenses for the three-month period ended March 31, 2000 were primarily due to the Company incurring increased costs associated with salaries, consulting fees and professional fees, which amounted to approximately $115,000 ($90,000 accrued), $47,000 and $38,000, respectively.

     Research and development expenses for the three-month period ended March 31, 2000 were $52,447 as compared to $45,159 for the three-month period ended March 31, 1999 (an increase of $7,288 or 16%). The slight increase in research and development expenses is primarily due to the development of an upgradeable onboard recording system and the Company's ongoing perfecting and expanding of the capabilities of its products.

     Interest expense increased to $46,658 during the three-month period ended March 31, 2000 compared to interest expense of $36,446 during the three-month period ended March 31, 1999 (an increase of $10,212 or 28%).

     As discussed above, the increase in net loss during the three-month period ended March 31, 2000 as compared to the three-month period ended March 31, 1999 is attributable primarily to a substantial increase in selling, general and administrative expenses and an increase in research and development expenses. The Company's net earnings (losses) during the three-month period ended March 31, 2000 were approximately ($397,018) or ($0.02) per share compared to a net loss of approximately ($279,800) or ($0.02) per share (an increase of 41.9%) during the three-month period ended March 31, 1999. The weighted average number of diluted shares outstanding were 17,785,559 for the three-month period ended March 31, 2000 compared to 17,298,970 for the three-month period ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial statements have been prepared assuming that it will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

     The Company is experiencing a severe liquidity crisis and must raise additional capital. Further, the Company has not generated sufficient cash flow to funds its operations and activities. Historically, the Company has relied upon internally generated funds, funds from the sale of shares of stock and loans from its shareholders and private investors to finance its operations and growth. Management intends to raise additional capital through further public or private offerings of its stock and through bank loans or loans from private investors, although there can be no assurance that the Company will be able to obtain such financing. The Company's future success and viability are entirely dependent upon the Company's ability to raise substantial amounts of additional capital. Management is optimistic that the Company will be successful in its capital raising efforts; however, there can be no assurance that the Company will be successful in raising additional capital. The failure to raise additional capital will have a material and adverse affect upon the Company and its shareholders. The Company's financial statements have been prepared assuming that it will continue as a going concern and, accordingly, to no include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

     The Company generated $191,476 and $701,526 in net revenues as of the three-month period ended March 31, 2000 and fiscal year ended December 31, 1999, an increase of approximately 638% and 195%, respectively, over revenues of $25,946 and $237,688 generated as of the three-month period ended March 31, 2000 and fiscal year ended December 31, 1998. Management anticipates that such generation of revenues will continue to increase on an annual basis. As of the three-month period ended March 31, 2000, the Company had accounts receivable in the approximate amount of $147,468 (net of allowance).

     Management believes that the Company's continued growth and financial success will depend on its ability to (i) strengthen and increase its customer base by enhancing and diversifying use of the AP+Series products and related products, (ii) increase the number of customers and expand into additional markets, (iii) control production costs; and (iv) increase the production rate of the AP+Series products and related products.

     As of March 31, 2000, the Company's current assets were $390,864 and its current liabilities were $2,787,871, which resulted in a working capital deficit of $2,397,007. As of March 31, 2000, the Company's total liabilities were $3,641,531, and the Company's total liabilities exceeded its total assets by $2,676,050. The Company's stockholders' deficit increased from $2,496,560 at December 31, 1999 to $2,893,489 at March 31, 2000.

     As of March 31, 2000, the Company was not in compliance with terms of loans due to financial institutions totaling $1,005,660 requiring the loans to be reflected as current liabilities. To date, the financial institutions have not taken any actions. Although management is optimistic that they will be able to negotiate waivers of these defaults or to restructure these loans, investors are cautioned that there can be no assurance that management will be able to achieve these objectives. Also, included in the current liabilities are accounts payable of $944,079, $546,414 of accrued expenses of which $120,000 is accrued officers' salaries, $106,391 of payroll taxes, $25,851 of other taxes payable and $137,966 of customer deposits. Long term liabilities include loans due to financial institutions of $23,279, the convertible notes payable of $367,500, loans due officers and directors of $371,063. The Company's assets consisted primarily of cash of $19,980, $147,468 in accounts receivable, $165,125 in inventory, $49,699 in prepaid expenses, $330,171 owing from KMR, $193,018 owing from officers of the Company, and $8,592 of other assets.

     For the three-month period ended March 31, 2000, the net cash used for operating activities was $216,073 compared to $52,881 for the three-month period ended March 31, 1999 (an increase of $163,192 or 308.6%). The main increase was comprised of a net loss of $397,018 for the three-month period ended March 31,

2000 compared to a net loss of $279,800 for the three-month period ended March 31, 1999 (an increase of $117,218 or 41.9%), and prepaid expenses increased to $35,078 for the three-month period ended March 31, 2000 compared to $40,750 for the three-month period ended March 31, 1999 (an increase of $75,828 or 186.1%). Inventory of $35,004 at March 31, 2000 increased from $5,080 at March 31, 1999 (an increase of $29,924 or 589.1%) and accounts payable increased to $221,540 at March 31, 2000 compared to $197,577 at March 31, 1999 (an increase of $23,963 or 12.3%).

     The Company increased its capital expenditures to $22,732 for the three-month period ended March 31, 2000 compared to $0 for the three-month period ended March 31, 1999, all of which relate to the purchase of equipment.

     The Company increased its net cash from financing activities for the three-month period ended March 31, 2000 to $235,039 compared to $10,287 for the three-month period ended March 31, 1999 (an increase of $245,326 or 3,384.8%). The major components were proceeds from convertible notes payable of $232,000 for the three-month period ended March 31, 2000 compared to $0 for the three-month period ended March 31, 1999, proceeds from shareholders' notes payable of $38,500 for the three-month period ended March 31, 2000 compared to $0 for the three-month period ended March 31, 1999, as well as proceeds from a capital lease of $22,732 for the three-month period ended March 31, 2000 compared to $0 for the three-month period ended March 31, 1999.

     The Company may have violated federal and state securities laws in connection with the sales of its shares of Common Stock to investors under a private placement offering that was not registered under the federal securities laws. The offering and sale of such shares of the Company's Common Stock pursuant to its Private Placement Memorandum dated January 27, 1999 and April 7, 1999, respectively, was conducted pursuant to an exemption from registration in accordance with Regulation D, Rule 504, under the Securities Act of 1933, as amended (the "1933 Securities Act"). The Company continued to sell its shares of Common Stock to investors after the date the Company effectively became a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"). The exemption under Rule 504 of Regulation D and any other exemption may not have been available to the Company for these sales. As a result, the private placement may have violated federal securities laws. Moreover, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transactional exemption. As of December 31, 1999, the Company had received proceeds in the amount of $202,939 from the issuance of shares of Common Stock to investors under the private placement offering, which may be in possible violation of federal and state securities laws. As of the date of this Registration Statement, management estimates that the Company's potential rescission liability is in the amount of $202,939.

MATERIAL COMMITMENTS

     In connection with the research and development expenses and other overhead costs over the prior fiscal years, the Company, through its subsidiaries and other arrangements with its officers/shareholders, borrowed funds pursuant to various contractual arrangements representing certain of the following material commitments.

     A significant and estimated commitment for the Company for fiscal year 2000 is the amounts due and owing under a promissory note with Bank of Smithtown. On November 30, 1998, the Company, its subsidiaries, IPS-NY and APP LLC, and Richard Goodhart entered into a settlement agreement with the Bank of Smithtown in connection with a default by IPS-NY under a promissory note dated April 13, 1995 in the amount of $100,000 and a second promissory note dated December 24, 1996 in the amount of $500,000. Pursuant to the terms of the settlement agreement, IPS-NY made two separate payments of $23,208 and $20,000 during November 1998 and a payment of $16,792 during March 1999. Additionally, IPS-NY executed a new promissory note in the amount of $60,620 bearing interest at 9% per annum and maturing in one year (representing the accrued and unpaid interest on the original note of $500,000). In lieu of canceling the original $500,000 note, the Company also executed a new promissory note in the amount of $500,000 bearing interest at prime plus 2% per annum. Pursuant to the terms of the new promissory note, the Company is required to make monthly payments of (i) $5,000 during the first year (December 1, 1998 through November 30, 1999), (ii) $10,000 during the second year (December 1, 1999 through November 30, 2000, and (iii)$15,000 during the third year (December 1, 2000 through November 30, 2001. At the end of the third year, the entire principal balance remaining together with any accrued interest shall be due and payable. Such notes associated with the settlement agreement are secured by the assets of the Company and the shares of Common Stock owned of record by Richard Goodhart, the Company's Chief Executive Officer. As of March 31, 2000, the principal balance on the newly issued $500,000 note, the newly issued $60,620 note and the original $100,000 note are $490,774, $43,828 and $42,742, respectively. As of March 31, 2000, the Company was not in compliance with its monthly payment schedule.

     A significant and estimated commitment for the Company for fiscal year 2000 is the amounts due and owing to HSBC Bank USA (formerly Marine Midland Bank) pursuant to a one-year promissory note dated September 17, 1996 The terms of the promissory note require the Company to make payments of interest only at prime plus 2% per annum, with the principal amount of $470,715 due on demand. Such promissory note is approximately 75% guaranteed by the Small Business Administration. On April 12, 2000, the Company received approval from HSBC Bank for a long-term payout, subject to documentation. As of March 31, 2000, the balance due is $474,817.

     As of March 31, 2000 and December 31, 1999, the Company owes approximately $105,501 and $92,760, respectively, for payroll taxes and related estimated penalties and interest. The Internal Revenue Service and the Employment Commission of the State of New York have filed liens against the Company, respectively. Such taxing authorities have the power to generally seize the assets of the Company to pay off such amounts due and owing. As of the date of this Annual Report, the Company has not entered into any formal contractual arrangements with either taxing authority for repayment of such taxes, penalties and interest. Management intends to continue making payments as funds are available until such arrangements are consummated.

     The Company has entered into employment agreements dated January 1, 1999 with three of its executive officers/directors, Mr. Richard Goodhart, Mr. Steven Wahrman and Mr. Jean Paul Daveau (collectively, the "Employment Agreements"). Pursuant to the terms and provisions of the Employment Agreements, commencing January 1, 1999, each officer/director will receive (i) an annual salary of

$120,000 (of which the first six months of fiscal year 1999 have been deferred and accrued without interest); (ii) an annual cash bonus equal to one percent (1%) of the annual net profits for the preceding fiscal year; and (iii) stock options to purchase 500,000 shares of restricted Common Stock of the Company at $1.45 per share within five years from the effective date of the employment agreement. Other benefits provided for in each respective employment agreement are disability and health insurance coverage, automobile and expense allowances and travel and entertainment allowances. As of March 31, 2000 and December 31, 1999, the Company has accrued approximately $450,000 and $360,000, respectively, in aggregate salary and paid $-0-.

     The Company entered into a consulting agreement dated July 30, 1998 with Bristol Consulting Ltd. ("Bristol") pursuant to which the Company is obligated to pay Bristol a monthly fee of $10,000 for the duration of the agreement, which terminates July 30, 2003. As of March 31, 2000 and December 31, 1999, the Company has accrued $107,900 and $77.900. respectively, of payments to Bristol, and has paid $62,500 to Bristol for services rendered.

     A significant and estimated commitment for the Company for fiscal year 2000 is the execution by the Company of a $250,000 convertible promissory note dated December 16, 1999. The terms of the note are interest is to be accrued at 15% per annum payable monthly in arrears or upon maturity. The principal is payable in full on December 31, 2001. The convertible promissory note contains a provision that beginning January 31, 2001, the note is payable on demand upon providing a ten day demand. The note is convertible at any time subsequent to September 30, 2000 into restricted shares of Common Stock at the rate of $1.45 per share. In addition, there is a prepayment penalty provision if the Company prepays the note in the first thirteen months. At December 31, 1999, the Company had received $150,000 related to the convertible promissory note and the remaining $100,000 received during January 2000.

     During the three-month period ended March 31, 2000, the Company issued additional convertible promissory notes in the aggregate of $379,000. The terms of two of the notes are interest is to be accrued at 15% per annum payable monthly in arrears or upon maturity. The terms of the remaining notes are interest is to be accrued at 10% per annum payable monthly in arrears or upon maturity. All notes are payable in full on December 31, 2001. The notes are convertible at any time subsequent to September 30, 2000 into restricted shares of Common Stock at the rate of $1.45 per share. As of March 31, 2000, the Company had received $32,000 during March and $247,000 during April from the noteholders.

     Management of the Company anticipates that its ability to raise additional capital from private investors through the sale of debt or equity instruments, and the ability of the Company to generate future revenues from the sale of its AP+Series products and related products, will provide the necessary funds to the Company for payment of such expenses associated with its material commitments for fiscal year 2000.

Year 2000 COMPLIANCE

     The Year 2000 Problem referred to existing computer programs' ability to appropriately distinguish the year 2000 from the year 1900 when processing transactions. The Company developed and executed a plan to achieve compliance with Year 2000 issues that included reviewing its hardware and software that support its operations and infrastructure, as well as its internal systems that support the Company's administrative functions. For each of these areas, the plan called for the Company to identify the systems, address their compliance with the Year 2000 Problem, test their compliance and make any upgrades considered necessary to ensure compliance. As of this date, the Company is successfully running all of its systems and has encountered no issues or malfunctions related to the Year 2000 Problem. No contingency plans had to be initiated; and no additional costs were incurred.

ITEM 3. DESCRIPTION OF PROPERTY

     Except as described above, the Company does not own any other real estate or other properties. The Company leases office space in the United States. Its executive offices are located at 325 Wireless Blvd., Hauppauge, New York 11788. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of June 27, 2000, the name and address, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement.


--------------------------------------------------------------------------------
Title of Class      Name and Address          Amount and Nature       Percent of
                    of Beneficial Owner          of  Class             of Class
--------------------------------------------------------------------------------
           (1)                          (3)               (2)
Common Stock        Richard J. Goodhart           5,886,394              33.1%
                    325 Wireless Blvd.
                    Hauppauge, New York 11788
           (1)                                            (2)
Common Stock        Steven H. Wahrman             2,724,000              15.3%
                    325 Wireless Blvd.
                    Hauppauge, New York 11788
           (1)                                            (2)
Common Stock        Jean Paul Daveau              1,549,680               8.7%
                    325 Wireless Blvd.
                    Hauppauge, New York 11788
           (1)                                            (2)
Common Stock        All officers and directors   10,160,074              57.1%
                    as a group (3 persons)
--------------------------------------------------------------------------------

         (1)
         These are all restricted shares of common stock.

         (2)
         Includes the assumption of the exercise of options by each option holder pursuant to the terms of the Non-Qualified Stock Option Plan to purchase 500,000 shares of restricted Common Stock at $1.45 per share, or an aggregate of 1,500,000 shares of restricted Common Stock at $1.45 per share. See "Executive Compensation - Non-Qualified Stock Option Plan."

         (3)
         In the event that the Company should default on the promissory note with the Bank of Smithtown, pursuant to the terms of the settlement agreement the Bank of Smithtown may foreclose on the shares held of record by Richard Goodhart (which have been pledged to secure the Company's obligations to the Bank of Smithtown) and may sell such shares to a third party.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Directors/Executive Officers. The directors and executive officers of the Company are as follows:

Name                       Age              Position with the Company
-------------------        ---              -------------------------------

Richard J. Goodhart        51               Director and Chairman of the
                                            Board, Chief Executive Officer

Steven H. Wahrman          42               Director and President, Chief
                                            Operating Officer

Jean Paul Daveau           44               Director and Executive Vice
                                            President of Engineering/Design

Julius J. Valente Jr.      60               Chief Financial Officer

Ives Wahrman               75               Director

Martin Goodhart            78               Director

     RICHARD J. GOODHART has been a Director, the Chairman of the Board and Chief Executive Officer of the Company since October of 1993. Mr. Goodhart has had nineteen years in international sales and marketing in the electronic component industry and ten years in purchasing management. Prior to his involvement in the Company, Mr. Goodhart held positions as the Vice President of Sale and Finance for Ex-Electronics and was International Sales and Marketing Manager for Jaco Electronics. Mr. Goodhart holds a Bachelor of Science degree in Business Management from Western New England College.

     STEVEN H. WAHRMAN has been a Director, the President and Chief Operating Officer of the Company since February of 1996. Mr. Wahrman is responsible for all phases of worldwide implementation of market research, strategic planning and promotion and the daily operations of the Company. Mr. Wahrman has twenty years of experience in sales and marketing. For a period of fourteen years, Mr. Wahrman was President of S.W. Intimates. Mr. Wahrman holds a Bachelor of Science degree in Marketing with a minor in Advertising from The American University.

     JEAN PAUL DAVEAU has been a Director and the Executive Vice President of Engineering and Design of the Company since October of 1993. Mr. Daveau is responsible for establishing and overseeing the engineering and design staff and all aspects of technical research, including the compilation of specifications and manuals. Mr. Daveau has spent over a decade designing and developing onboard recording systems, and has worked with Royal Dutch Shell, Schlumberger, and Western Atlas. In addition, Mr. Daveau has extensive experience in the fields of hardware and software, and has acted as a consultant engineer in the industrial computing industry. For a period of five years, Mr. Daveau was the President and Managing Director of Microsam.

     JULIUS J. VALENTE, JR. has been the Chief Financial Officer of the Company since December 1999. Mr. Valente has over three decades of experience in accounting, lending, financial consulting and corporate management. In addition to his association with the financial services industry, Mr. Valente established his own financial consulting firm in 1979 known as United Financial Resources Corporation ("UFRC"). UFRC specializes in developing successful recovery programs for clientele in manufacturing, retail and service industries.

     IVES WAHRMAN has been a Director of the Company since February of 1996. Mr. Wahrman has an extensive background in the field of merchandise marketing. Mr. Wahrman has been retired for the past eight years.

     MARTIN GOODHART has been a Director of the Company since February of 1996. Mr. Goodhart has nearly fifty years of experience in the commercial finance industry having held senior management positions with various credit or lending institutions. Mr. Goodhart has been retired for the past six years.

     As of the date of this Registration Statement, two family relationships exist among the named directors. Mr. Martin Goodhart is the father of Mr. Richard Goodhart and Mr. Ives Wahrman is the father of Mr. Steven Wahrman. No other family relationships exist among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

ITEM 6. EXECUTIVE COMPENSATION

     As of the date of this Registration Statement, none of the officers or directors of the Company have received any compensation for their respective roles to date or during fiscal years 1999, 1998 and 1997. On January 1, 1999, the Company entered into employment agreements with three of its executive officers/directors, Mr. Richard Goodhart, Mr. Steven Wahrman and Mr. Jean Paul Daveau. Pursuant to the provisions of the employment agreements, each officer will receive an annual salary of $120,000 (of which the first six months commencing January 1, 1999 will be deferred and will accrue without interest). Each officer will also receive a yearly bonus equal to 1% of the net profits for the preceding year. Each employment agreement provides for an initial period of one year, with the ability to be renewed on a yearly basis for a period of five years upon majority vote of the Board of Directors. In addition, each officer/director has been granted stock options to purchase 500,000 shares of restricted Common Stock of the Company at $1.45 per share.The employment agreements also provide for disability and health insurance coverage, automobile and expense allowances and travel and entertainment allowances. Effective July 1, 2000, the Company intends to enter into an employment agreement with Julius
J. Valente, Jr. for an initial term of one (1) year. In consideration for Mr. Valente entering into this agreement, Mr. Valente will receive: (i) 250,000 shares of the Company's common stock, (ii) options to purchase 500,000 shares of the Company's common stock at market on the date of grant, and a salary of $10,000 per month.

     As of March 31, 2000 and fiscal year end December 31, 1999, the Company has accrued approximately $450,000 and $360,000, respectively, and paid $-0- to its executive officers/directors as executive compensation.

Non-Qualified Stock Option Plan

     On January 1, 1999, the Board of Directors of the Company adopted the Non-Qualified Stock Option Plan (the "SOP") which provided for the grant of options to purchase an aggregate of 6,000,000 shares of Common Stock at $1.45 per share. The purpose of the SOP is to make options available to directors, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to remain in the employ of the Company, and to provide them compensation for past services rendered.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date, if any, of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transfereable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     As of the date of this Registration Statement, options have been granted in the aggregate of 1,500,000 shares to the following individuals. All options granted are exercisable by the respective individual from the date of grant through the date of expiration.

--------------------------------------------------------------------------------


                                Number of      Date of    Exercise     Date of
                             Shares Granted     Grant      Price     Expiration
                             --------------     -----      -----     ----------

Richard Goodhart .....          500,000        01-01-99    $1.45      01-01-19

Steven Wahrman .......          500,000        01-01-99    $1.45      01-01-19

Jean Paul Daveau .....          500,000        01-01-99    $1.45      01-01-19

TOTAL ................        1,500,000
--------------------------------------------------------------------------------


     No share options have been exercised as of the date of this Registration Statement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Acquisition of IPS-NY

     On October 28, 1998, the Company entered into an agreement and plan of reorganization with International Purchasing Service, Inc. ("IPS-NY"). Pursuant to the terms and provisions of the Plan of Reorganization, the Company agreed to transfer and assign to Mr. Richard Goodhart, the then sole shareholder of IPS-NY, 2,975,000 shares of its restricted Common Stock in exchange for all of the issued and outstanding shares of common stock of IPS-NY. Prior to execution of the Plan of Reorganization, Mr. Goodhart was a director and the president of IPS-NY and was also a member of APP LLC holding an approximate 51% equity ownership interest in APP LLC. After consummation of the Plan of Reorganization and the Exchange Agreement, the Company issued to Mr. Richard Goodhart 2,975,000 shares of its restricted Common Stock in accordance with the terms of the Plan of Reorganization and 1,561,960 shares of its restricted Common Stock in accordance with the terms of the Exchange Agreement. On October 28, 1998, Mr. Richard Goodhart was elected as a director and Chairman of the Board, Chief Executive Officer of the Company.

     Among the factors considered by the board of directors of the Company in evaluating the acquisition of IPS-NY were (i) the financial condition, performance and prospects of IPS-NY; (ii) analysis of the value of exclusive representation agreements between IPS-NY and certain manufacturers, including Teledyne Vacuum Technologies, Omnirel Corporation and Jaco Electronics International Division; (iii) analysis of the value of the international sales structure established by IPS-NY and the existence of certain contacts; (iv) utilization by the Company of a portion of the line of credit held by IPS-NY with Bank of Smithtown; (v) analysis of the experience of personnel in IPS-NY in component purchasing and the value of the existence of a purchasing department; and (vi) future potential role of IPS-NY, which included control production and arrangement of sub-contract manufacturing facilities.

     The board of directors of the Company valued IPS-NY at approximately $215,688 and approved the issuance of 10% of the total proposed outstanding shares of Common Stock of the Company as fair and just compensation for the acquisition of IPS-NY. For financial statement purposes, the assets and liabilities of IPS-NY have been recorded at predecessor cost.

     Employment Agreements

     The Company has entered into employment agreements dated January 1, 1999 with three of its executive officers/directors. As of March 31, 2000, the Company has accrued approximately $450,000 of salary and paid $-0- to the officers. See "Item 2. Management's Discussion and Analysis or Plan of Operation "Material Commitments".

     Loans/Notes Payable to Officers

     As of March 31, 2000, the Company owed an aggregate of approximately $371,063 pursuant to loans made by Mr. Steven Wahrman, the President, Mr. Richard Goodhart, the Chief Executive Officer, and Mr. Julius Valente, the Chief Financial Officer of the Company. Of the aggregate amount of $371,063, approximately $365,063 is due and owing to the President represented by a $50,000 promissory note, a $240,000 loan personally secured by the President on behalf of the Company through a financial institution, and $75,063 in advances and unreimbursed expenses. The Company also owes the Chief Executive Officer $1,924 and the Chief Financial Officer $5,000 pursuant to respective non-interest bearing notes.

     During June 1996, APP LLC borrowed $50,000 from the President of the Company pursuant to a promissory and demand note. As of December 31, 1999, such note remains unpaid as a result of the execution by Mr. Wahrman of a waiver of repayment until December 31, 2001. The note continues to accrue interest at the rate of 8% per annum. As of March 31, 2000, accrued interest on such note amount of $15,000.

     During August and December 1997, APP LLC borrowed $16,500 and $17,000, respectively, from Mr. Ives Wahrman, a director of the Company, without interest, payable ninety days from the date of borrowing. In March 1998, IPS-NY borrowed $4,000 from Mr. Ives Wahrman under the same terms as APP LLC. As of March 31, 2000, such notes remain unpaid as a result of the execution by Mr. Wahrman of two separate waivers of repayment until December 31, 2001, respectively.

     Loans Due From Officer

     As of March 31, 2000, Mr. Jean Paul Daveau, the Executive Vice President, and the Chief Executive Officer owed the Company approximately $193,018. Of the aggregate amount of $193,018, Mr. Jean Paul Daveau owed the Company approximately $188,073 resulting from non-interest bearing advances due on demand. Mr. Richard Goodhart owed the Company approximately $4,945 resulting from a non-interest bearing advance payable on demand.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of Common Stock, no par value.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon exercise of options and payment therefore, will be validly issued, fully paid and nonassessable.


PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of the date of this Registration Statement, there has been no public market for the shares of Common Stock of the Company. It is the intention of management that the shares of Common Stock of the Company will be traded in the over-the-counter market and quoted on the NASDAQ. The Company must meet certain criteria in order to qualify for inclusion on NASDAQ.

     The 17,778,196 shares of Common Stock outstanding as of the date of this Registration Statement are held by approximately 172 holders of record in the United States.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to bank loans, and other relevant factors.

Transfer Agent

     The transfer agent and registrar for the Common Stock is Continental Transfer & Trust Company, 2 Broadway, New York, N.Y. 10004, telephone number
(212) 509-4000.

ITEM 2. LEGAL PROCEEDINGS

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties. Although the Internal Revenue Service and the Employment Commission of the State of New York have filed liens against the Company, respectively, as a result of unpaid payroll taxes, these governmental entities have not initiated legal proceedings against the Company to seize the Company's assets to pay such taxes.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company's former principal independent accountant, Jeff R. Pearlman, declined to stand for re-election in July of 1999, and subsequently, management of the Company engaged the accounting firm of Massella, Tomaro & Co., LLP, as the Company's independent auditors. The decision to change accountants was approved by the Board of Directors. During the Company's two most recent fiscal years and any subsequent interim period preceding the resignation of Mr. Pearlman, there were no disagreements with Mr. Pearlman which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mr. Pearlman, would have caused Mr. Pearlman to make reference to the subject matter of the disagreements in connection with his reports.

     Further, there have been no disagreements with the Company's current principal independent accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     Neither the Company's current principal independent accountant nor its former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their respective opinion as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant from January 1997 to July 28, 1999 was Jeff R. Pearlman, 19 West 34th Street, Suite 1118, New York, New York 10001. The Company's principal independent accountant from August 1, 1999 to the current date is Massella, Tomaro & Co., LLP, 375 North Broadway, Suite 103, Jericho, New York 11753.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     (i) On October 28, 1998, the Company entered into an exchange agreement with the members of APP LLC, who either held an equity interest or a right to acquire an equity interest in APP LLC, whereby the Company issued an aggregate of 14,205,970 shares of its Common Stock to such members in exchange for their respective proportionate interests in APP LLC. The issuance of the Commmon Stock described herein was made in connection with the exchange agreement not involving a public offering pursuant to the exemtpions provided under Sections 3(b) and/or 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). The certificates representing issuance of such shares of Common Stock by the Company to such investors have a legend indicating that the shares of Common Stock cannot be resold without registration under the Securities Act of 1933, as amended (the "1933 Securities Act") or in compliance with an available exemption from registration. The investors acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the exchange agreement and acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ii) On October 28, 1998, the Company entered into an agreement and plan of reorganization with International Purchasing Service, Inc. ("IPS"), whereby the Company issued 2,975,000 shares of its Common Stock to Richard Goodhart, the then sole shareholder of IPS, in exchange for all of the issued and outstanding shares of IPS. The issuance of the Common Stock described herein was made in connection with a plan of reorganization transaction not involving a public offering to a single investor, pursuant to the exemtpions provided under Sections 3(b) and/or 4(2) of the 1933 Act. The certificate representing issuance of such shares of Common Stock by the Company to Richard Goodhart has a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration.

     (iii)On December 10, 1998, the Company entered into three separate settlement agreements with three creditors whereby the Company agreed to issue an aggregate of 115,000 shares of its restricted Common Stock at $0.001 per share pursuant to the exemtpions provided under Sections 3(b) and/or 4(2) of the 1933 Act. Under the terms of the respective settlement agreements, the first creditor agreed to accept 50,000 shares of Common Stock as payment for the approximate $44,520 debt owed to such creditor and for continuation of such services, the second creditor agreed to accept 50,000 shares of Common Stock as payment for the approximate $35,075 debt owed to such creditor and for continuation of such services, and the third creditor agreed to accept 15,000 shares of Common Stock as payment for the approximate $13,338 debt owed to such creditor and for continuation of such services. The creditors each represented to the Company that they had acquired the shares for their own respective accounts and not with a view to distribution, and that the Company made available to them all material information concerning the Company that they requested. No underwriter or broker-dealer was involved with these transactions, and no commissions or other renumeration was paid in connection therewith.


     (iv) On April 6, 1999, the Company completed an offering under its Private Placement Memorandum dated January 27, 1999 to sell shares of its Common Stock at $1.45 per share pursuant to Section 4(2) of the Securities Act and Regulation D, Rule 504, thereunder. The offering was conducted on a "all or none/best efforts" basis until the receipt of $250,000 in gross subscriptions from investors and, thereafter, continued on a "best efforts" basis until either the sale of 500,000 shares of Common Stock or May 25, 1999, whichever occurred earlier. The Company sold and issued 340,498 shares of Common Stock, representing receipt of approximately $493,722 in gross proceeds. No underwriter was involved in the transaction, and no commissions or other remuneration were paid, other than to registered broker-dealers, in connection with the offer and sale of the Common Stock.

     (v) The Company has completed an offering under its Private Placement Memorandum dated April 7, 1999 to sell shares of its Common Stock at $1.45 per share pursuant to Section 4(2) of the Securities Act and Regulation D, Rule 504 promulgated thereunder. The Company sold and issued 175,228 shares of Common Stock, representing receipt of approximately $254,080 in gross proceeds. No underwriter was involved in the transaction, and no commissions or other remuneration were paid, other than to registered broker-dealers, in connection with the offer and sale of the Common Stock.

     As of the date of this Registration Statement, the Company has 17,778,196 shares of its Common Stock issued and outstanding. Of the 17,778,196 of the Company's current outstanding shares of Common Stock, 340,498 shares are free trading. Accordingly, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may in the future offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices, when such prices exist. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 17,778,196 of the Company's current outstanding shares of Common Stock, 17,437,698 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no subsequent sales of restricted shares of Common Stock have been made.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

ITEM 6. FINANCIAL STATEMENTS

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.

PART III

ITEM 1 & 2.  INDEX TO AND DESCRIPTION OF EXHIBITS

     (a) The following Financial Statements are filed as a part of this Registration Statement:

     1.   Consolidated Balance Sheets at March 31, 2000 and December 31, 1999.

     2. Consolidated Statements of Operations and Comprehensive Income for the Quarter Ended March 31, 2000 and Fiscal Year Ended December 31, 1999.

     3. Consolidated Statements of Stockholders' Deficiency for Quarter Ended March 31, 2000 and Fiscal Year Ended December 31, 1999.

     4. Consolidated Statements of Cash Flow for the Quarter Ended March 31, 2000 and Fiscal Year Ended December 31, 1999.

     (b) The following Exhibits are filed as part of this Registration
Statement:

------------------- ------------------------------------------------------------
Exhibit No.         Description
------------------- ------------------------------------------------------------
1                   Not Applicable.
   (1)
2.1                 Agreement and Plan of Reorganization dated October 28, 1998 between the Company and KMR Telecom Limited.
   (2)
2.2                 Agreement and Plan of Reorganization dated October 28, 1998 between the Company and International Purchasing Service,
                    Inc.

3.1 +               Articles of Incorporation of Accident Prevention Plus,
                    Inc.
                    By-laws of Accident Prevention Plus, Inc.

3.2 *               Articles of Organization for Accident Prevention Plus, LLC.
                    Operating Agreement for Accident Prevention Plus, LLC.
   (3)
3.3                 Articles of Incorporation of International Purchasing
                    Services, Inc.

3.4 *               Memorandum of Association of Accident Prevention Plus
                    (UK) Limited.
                    Articles of Association of Accident Prevention Plus (UK) Limited.

3.5 * Translation of the Certificate of Incorporation of Accident Prevention Plus France (SARL)
                    Translation of the Excerpt from the Register of Commerce for Accident Prevention Plus France (SARL)

4                   Not Applicable

9                   Not Applicable
    (4)
10.1                Exchange Agreement dated October 28, 1998 by and among the
                    Company and Richard Goodhart, Steven Wahrman, Jean Paul
                    Daveau, Darien Partners Investments, Inc., World Asset
                    Management, inc., Atlantic Financial Management, Inc.,
                    Avignon Trading, Inc., Royce Anderson Monroe, Bristol
                    Consulting, Frank Baker and Michael Gervis.
    (5)
10.2                Rescission Agreement dated June 1, 1999, effectuated
                    retroactively to October 28, 1998, by and between the
                    Company and KMR Telecom Limited, and Amendment to Rescission
                    Agreement dated June 16, 2000.
    (6)
10.3                Manufacturing Agreement dated January 24, 1997 by and
                    between the Company and Lockheed Martin Corporation.
    (7)
10.4                Schlumberger Associate Program Agreement dated May 12, 1999 between the Company and Schlumberger Malco, Inc.

------------------- ------------------------------------------------------------
Exhibit No.         Description
------------------- ------------------------------------------------------------

10.5 * Consultant Agreement dated August 1, 1999 between the Company and the ATA Foundation, Inc.

10.6 * Agreement dated August 31, 1999 between the Company and North-Shore Long Island Jewish Health Systems.

10.7 + Independent Contractor's Installation & Service Agreement dated May 16, 1997 by and between the Company and Atlantic Financial Management, Inc., and amendment thereto.

10.8 + Independent Contractor's Installation & Service Agreement dated May 8, 1997 by and between the Company and World Asset Management, Inc., and amendment thereto.

10.9 + Independent Contractor's Installation & Service Agreement dated April 11, 1997 by and between the Company and Darien Partners Investments, Inc., and amendment thereto.

10.10 + Independent Contractor's Installation & Service Agreement dated June 4, 1997 by and between the Company and Avignon Trading, Inc., and amendment thereto.

10.11 + Distributor Agreement dated August 20, 1998 by and between the Company and American Overseas Corporation, and amendment thereto.
    (8)
10.12 Consulting Agreement dated July 30, 1998 by and between the Company and Bristol Consulting Ltd., and amendment thereto.
    (9)
10.13 Consulting Agreement dated July 30, 1998 by and between the Company and Royce Anderson & Monroe, Inc., and amendment thereto.

10.14 * Promissory Note dated December 24, 1996 between Bank of Smithtown and International Purchasing Services, Inc., Letter from Bank of Smithtown dated June 16, 2000.

10.15 * Settlement Agreement dated November 30, 1998 among Bank of Smithtown, the Company and International Purchasing Services, Inc.

10.16 * Promissory Note dated September 17, 1996 between Marine Midland Bank (now HSBC Bank USA) and Accident Prevention Plus, LLC.

10.17 * Employment Agreement dated January 1, 1999 between the Company and Richard Goodhart.

10.18 * Employment Agreement dated January 1, 1999 between the Company and Steven Wahrman.

------------------- ------------------------------------------------------------
Exhibit No.         Description
------------------- ------------------------------------------------------------

10.19 * Employment Agreement dated January 1, 1999 between the Company and Jean Paul Daveau.

10.20 *             Non-Qualified Stock Option Plan dated January 1, 1999.

11                  Not Applicable

16                  Certifying Letter from Jeff Pearlman dated April 18, 2000.

21                  Not Applicable

24                  Not Applicable.

----------

* Indicates filing of new exhibit

+ Previously filed.

(1)
  Previously filed as exhibit no. 10.1 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(2)
  Previously filed as exhibit no. 10.2 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(3)
  Previously filed as exhibit no. 3.2 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(4)
  Previously filed as exhibit no. 10.5 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(5)
  Previously filed as exhibit no. 10.6 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(6)
  Previously filed as exhibit no. 10.13 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(7)
  Previously filed as exhibit no. 10.12 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(8)
  Previously filed as exhibit no. 10.4 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.
(9)
  Previously filed as exhibit no. 10.3 to Amendment No. 1 to the Registration Statement filed on February 14, 2000.

The following additional Exhibits are filed as part of this Registration
Statement:

------------------- -----------------------------------------------------------
Exhibit No.         Description
------------------- -----------------------------------------------------------

None


SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ACCIDENT PREVENTION PLUS, INC.,
                                  a Nevada corporation



Date: July 30, 2000               By:/s/ Steven H. Wahrman
                                  -----------------------------
                                  Steven H. Wahrman, President

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                       MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                   Page
                                                                  Number
                                                                  ------

Independent auditor's report                                        F-1

Consolidated Balance Sheets at March 31, 2000 (unaudited)
    and December 31, 1999                                           F-2

Consolidated  Statements of Operations for the three
    months ended March 31, 2000 and 1999 (unaudited)
    and for the years ended December 31, 1999 and 1998              F-3

Consolidated Statement of Stockholders' Deficiency for
    the three months ended March 31, 2000 (unaudited)
    and for the years ended December 31, 1999 and 1998           F-4 to F-5

Consolidated  Statements of Cash Flows for the three
    months ended March 31, 2000 and 1999 (unaudited)
    and for the years ended December 31, 1999 and 1998              F-6

Notes to Consolidated Financial Statements                       F-8 to F-29

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Accident Prevention Plus, Inc.

We have audited the accompanying consolidated balance sheet of Accident Prevention Plus, Inc. and Subsidiaries (the "Company") as of December 31, 1999, and the related consolidated statements of operations and comprehensive income, stockholders' deficiency and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Accident Prevention Plus (UK) Limited, a wholly owned subsidiary, whose statements reflect total assets of $53,815 as of December 31, 1999, with no revenues for the related years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Accident Prevention Plus (UK) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company, as of December 31, 1999 has a working capital deficiency of $2,226,395. In addition, for the years ended December 31, 1999 and 1998, the Company reported net losses amounting to $1,173,837 and $605,241, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/s/ Massella, Tomaro & Co., LLP
-------------------------------
Massella, Tomaro & Co., LLP
Jericho, New York
March 28, 2000


                           ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS

                                               ASSETS
                                               ------
                                                                              (Unaudited)
                                                                                March 31,    December 31,
                                                                                 2000           1999
                                                                              -----------    -----------
Current Assets:
     Cash                                                                     $    19,980    $    23,746
     Accounts receivable, net                                                     147,468        147,071
     Inventory                                                                    165,125        130,121
     Prepaid expenses                                                              49,699         14,621
     Other current assets                                                           8,592           --
                                                                              -----------    -----------
          Total Current Assets                                                    390,864        315,559
                                                                              -----------    -----------

Property and Equipment, Net                                                        40,431         21,822
                                                                              -----------    -----------
Other Assets:
     Due from officers                                                            193,018        159,997
     Due from affiliate                                                           330,171        323,314
     Other                                                                         10,997         25,696
                                                                              -----------    -----------
          Total Other Assets                                                      534,186        509,007
                                                                              -----------    -----------

           Total Assets                                                       $   965,481    $   846,388
                                                                              ===========    ===========



                                               F-2



                           ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS

                              LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                              ----------------------------------------

                                                                              (Unaudited)
                                                                                March 31,    December 31,
                                                                                 2000           1999
                                                                              -----------    -----------
Current Liabilities:
     Notes payable                                                            $ 1,022,701    $ 1,022,358
     Capital leases payable                                                         4,469           --
     Accounts payable                                                             944,079        833,278
     Accrued expenses                                                             546,414        435,675
     Payroll taxes payable                                                        106,391         92,760
     Other taxes payable                                                           25,851         19,917
     Customer deposits                                                            137,966        137,966
                                                                              -----------    -----------
          Total Current Liabilities                                             2,787,871      2,541,954
                                                                              -----------    -----------
Long Term Liabilities:
     Notes payable                                                                 23,379         25,701
     Capital leases payable                                                        15,718           --
     Convertible note payable                                                     382,000        150,000
     Loans payable - officers                                                     371,063        384,854
     Note payable - shareholder                                                    38,500           --
     Notes payable - director                                                      37,500         37,500
                                                                              -----------    -----------
          Total Long Term Liabilities                                             868,160        598,055
                                                                              -----------    -----------
Total Liabilities                                                               3,656,031      3,140,009
                                                                              -----------    -----------

Common Stock Subject to Rescission Offer, - $.001 par value,
    139,958 shares issued and outstanding, respectively (Note 11)                 202,939        202,939
                                                                              -----------    -----------

Commitments & Contingencies  (Note 12)                                               --             --
                                                                              -----------    -----------
Stockholders' Deficiency:
    Common stock - $.001 par value, 50,000,000 shares authorized,
      17,638,238 shares issued and outstanding, respectively                       17,638         17,638
    Additional paid-in capital                                                    660,055        660,055
    Accumulated - other comprehensive income                                          754            665
    Accumulated deficit                                                        (3,571,936)    (3,174,918)
                                                                              -----------    -----------
         Total Stockholders' Deficiency                                        (2,893,489)    (2,496,560)
                                                                              -----------    -----------

              Total Liabilities and Stockholders' Deficiency                  $   965,481    $   846,388
                                                                              ===========    ===========


                    See accompanying notes to consolidated financial statements.

                                             F-2(a)

                             ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                     FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                                  AND
                            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                (Unaudited)    (Unaudited)
                                                 March 31,       March 31,     December 31,    December 31,
                                                   2000            1999            1999            1998
                                               ------------    ------------    ------------    ------------
Net Sales                                      $    191,476    $     25,946    $    701,526    $    237,688

Cost of Sales                                        66,495          13,052         214,061         147,008
                                               ------------    ------------    ------------    ------------

Gross Profit                                        124,981          12,894         487,465          90,680
                                               ------------    ------------    ------------    ------------

Expenses:
     Selling, general and administrative            432,617         223,967       1,155,616         565,301
     Research and development                        52,447          45,159         402,980          37,510
                                               ------------    ------------    ------------    ------------
Total Expenses                                      485,064         269,126       1,558,596         602,811
                                               ------------    ------------    ------------    ------------
Loss Before Other Income (Expenses)
     And Provision For Income Tax                  (360,083)       (256,232)     (1,071,131)       (512,131)
                                               ------------    ------------    ------------    ------------

Other Income (Expenses)
     Interest income                                  9,723           8,639          35,454           5,610
     Gain on foreign currency transaction              --             4,239           2,659            --
     Interest expense                               (46,658)        (36,446)       (140,819)        (98,720)
                                               ------------    ------------    ------------    ------------

     Total Other Income (Expenses)                  (36,935)        (23,568)       (102,706)        (93,110)
                                               ------------    ------------    ------------    ------------

Loss Before Provision For Income Taxes             (397,018)       (279,800)     (1,173,837)       (605,241)
                                               ------------    ------------    ------------    ------------

Provision For Income Taxes                             --              --              --              --
                                               ------------    ------------    ------------    ------------
Net Loss                                           (397,018)       (279,800)     (1,173,837)       (605,241)

Other Items of Comprehensive Income                      89            --               665            --
                                               ------------    ------------    ------------    ------------
Comprehensive Net Loss                         $   (396,929)   $   (279,800)   $ (1,173,172)   $   (605,241)
                                               ------------    ------------    ------------    ------------
Basic Earnings Per Shares
     Net Loss                                  $       (.02)   $       (.02)   $       (.07)   $       (.04)
                                               ------------    ------------    ------------    ------------
Weighted Average Number of Shares
     Outstanding                                 17,785,559      17,298,970      17,629,462      17,195,345
                                               ------------    ------------    ------------    ------------

                      See accompanying notes to consolidated financial statements.

                                               F-3

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   (UNAUDITED)


                                             Common Stock           Additional
                                       -------------------------     Paid-in
                                          Shares        Amount       Capital
                                       -----------   -----------   -----------

Balances at December 31, 1997                 --     $      --     $      --

Recapitalization of the LLC             14,205,970        14,206          --

Purchase of subsidiary                   2,975,000         2,975          --

90,000 shares of common stock
 contributed by officers' for
 services rendered to the Company             --            --         130,500

Issuance of common stock in
 connection with settlements of
 debt                                      115,000           115        92,818

Net loss for the year ended
 December 31, 1998                            --            --            --
                                       -----------   -----------   -----------

Balances at December 31, 1998           17,295,970        17,296       223,318

Issuance of common stock in
  connection with private
  placement memorandums,
  net of offering costs                    342,268           342       436,737

Foreign currency
   translation adjustment                     --            --            --

Net loss for the year ended
   December 31, 1999                          --            --            --
                                       -----------   -----------   -----------

Balances at December 31, 1999
  (forwarded)                           17,638,238   $    17,638   $   660,055
                                       -----------   -----------   -----------


Table continues on following page.


          See accompanying notes to consolidated financial statements.


                          ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
                        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND
                            FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                           (UNAUDITED)

                                                          Accumulated
                                              Member's       Other                        Total
                                              Capital    Comprehensive  Accumulated    Stockholders'
                                            (Deficiency)  Income(Loss)    Deficit       Deficiency
                                            ------------  -----------   -----------    -----------
Balances at December 31, 1997               $  (843,413)  $      --     $      --      $  (843,413)

Recapitalization of the LLC                     843,413          --        (857,619)          --

Purchase of subsidiary                             --            --        (538,221)      (535,246)

90,000 shares of common stock
 contributed by officers' for
 services rendered to the Company                  --            --            --          130,500

Issuance of common stock in
 connection with settlements of
 debt                                              --            --            --           92,933

Net loss for the year ended
 December 31, 1998                                 --            --        (605,241)      (605,241)
                                            -----------   -----------   -----------    -----------

Balances at December 31, 1998                      --            --      (2,001,081)    (1,760,467)

Issuance of common stock in
  connection with private
  placement memorandums,
  net of offering costs                            --            --            --          437,079

Foreign currency
   translation adjustment                          --             665          --              665

Net loss for the year ended
   December 31, 1999                               --            --      (1,173,837)    (1,173,837)
                                            -----------   -----------   -----------    -----------

Balances at December 31, 1999
  (forwarded)                               $      --     $       665   $(3,174,918)   $(2,496,560)
                                            -----------   -----------   -----------    -----------


                   See accompanying notes to consolidated financial statements.

                                            F-4(a)

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS'DEFICIENCY
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   (UNAUDITED)

                                                Common Stock         Additional
                                          ------------------------    Paid-in
                                            Shares        Amount      Capital
                                          ----------   -----------   ----------

Balances at December 31, 1999
  (from previous page)                    17,638,238   $    17,638   $  660,055

Foreign currency
  translation adjustment                        --            --           --

Net loss for the three months
  ended March 31, 2000                          --            --           --
                                          ----------   -----------   -----------

Balances at March 31, 2000                17,638,238   $    17,638   $   660,055
                                          ==========   ===========   ===========


Table continues on following page.



          See accompanying notes to consolidated financial statements.



                        ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
                      FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND
                           FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                          (UNAUDITED)


                                             Accumulated
                                  Member's      Other                         Total
                                  Capital   Comprehensive   Accumulated   Stockholder's
                               (Defidiency) Income (Loss)     Deficit       Deficiency
                                ----------   -----------    -----------    -----------
Balances at December 31, 1999
  (from previous page)          $      --     $       665   $(3,174,918)   $(2,496,560)

Foreign currency
  translation adjustment               --              89          --               89

Net loss for the three months
  ended March 31, 2000                 --            --        (397,018)      (397,018)
                                -----------   -----------   -----------    -----------

Balances at March 31, 2000      $         4   $       754   $(3,571,936)   $(2,893,489)
                                ===========   ===========   ===========    ===========


                  See accompanying notes to consolidated financial statements

                                            F-5(a)

                               ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                                   AND
                               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                            (Unaudited)    (Unaudited)
                                                             March 31,      March 31,     December 31,   December 31,
                                                               2000           1999           1999           1998
                                                            -----------    -----------    -----------    -----------
Operating activities
 Net loss                                                  $ (397,018)     $(279,800)   $(1,173,837)   $  (605,241)
   Adjustments to reconcile net loss to net
     cash (used for) provided by operating activities:
   Depreciation and amortization                                4,123          3,710          6,837          5,265
   Foreign currency translation                                    89           --              665           --
   Common stock for services                                     --             --             --          130,500
Decrease (increase) in:
   Inventory                                                  (35,004)        (5,080)      (115,169)       (14,952)
   Accounts receivable                                           (397)        29,699       (115,335)       (30,365)
   Prepaid expenses                                           (35,078)        40,750         68,379         (8,250)
   Other current assets                                        (8,592)          --             --             --
   Other assets                                                14,699           --          (23,750)          (446)
(Decrease) increase in:
   Cash overdraft                                                --           (6,057)       (19,813)        19,813
   Accounts payable and accrued expenses                      221,540        197,577        645,210        203,031
   Payroll taxes payable                                       13,631          1,485         10,941          3,346
   Other taxes payable                                          5,934           --           19,917           --
   Customer deposits                                             --           70,597        137,966        (13,810)
                                                          -----------    -----------    -----------    -----------

Net cash (used for) provided by operating activities         (216,073)        52,881       (557,989)      (311,109)
                                                          -----------    -----------    -----------    -----------

Investing activities
   Purchase of property and equipment                         (22,732)          --          (12,238)        (2,782)
                                                          -----------    -----------    -----------    -----------

Net cash used for investing activities                        (22,732)          --          (12,238)        (2,782)
                                                          -----------    -----------    -----------    -----------

Financing activities
   Proceeds from notes payable                                 38,500           --             --           61,238
   Repayments of notes payable                                 (1,979)       (20,434)       (42,824)          --
   Proceeds from capital lease contributions                   22,732           --           (2,896)        (1,698)
   Repayments of capital lease payable                         (2,545)        (2,896)          --             --
   Proceeds from convertible note payable                     232,000           --          150,000           --
   Proceeds from common stock subject to rescission              --           29,000        202,939           --
   Proceeds from sale of common stock                            --           13,050        437,079           --
   Expenditures for sale of common stock                         --          (19,174)          --             --
   Proceeds from officers loans payable                          --            8,089         50,178        126,454
   Repayments of officers loans payable                       (13,791)          --          (64,455)          --
   Proceeds from directors note payable                          --             --             --            4,000
  (Advances to) proceeds from affiliates                       (6,857)           373        (52,174)        32,904
   Advances to officer                                        (33,021)       (18,295)       (84,066)       (75,931)
   Proceeds from IPS-NY prior to acquisition                     --             --             --          162,542
                                                          -----------    -----------    -----------    -----------

Net cash provided by (used for) financing activities          235,039        (10,287)       593,781        309,509
                                                          -----------    -----------    -----------    -----------

Net (decrease) increase in cash                                (3,766)        42,594         23,554         (4,382)

Cash and cash equivalents at beginning of year                 23,746            192            192          4,574
                                                          -----------    -----------    -----------    -----------

Cash and cash equivalents at end of year                  $    19,980    $    42,786    $    23,746    $       192
                                                          ===========    ===========    ===========    ===========

                        See accompanying notes to consolidated financial statements.

                                                 F-6


                        ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                              AND
                         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                        (Unaudited) (Unaudited)
                                                         March 31,   March 31,  December 31, December 31,
                                                          2000         1999        1999         1998
                                                        ---------   ---------   ----------   ---------
Supplemental disclosure of non-cash flow information:
  Cash paid during the year for:
    Interest                                            $   3,918   $  13,062   $   81,584   $ 128,580
                                                        =========   =========   ==========   =========
    Income taxes                                        $    --     $    --     $     --     $    --
                                                        =========   =========   ==========   =========
Schedule of non-cash operating activities:
  Issuance of 115,000 shares of common
  stock in connection with settlement of debt           $    --     $    --     $     --     $ (92,933)
                                                        =========   =========   ==========   =========

Schedule of non-cash investing activities:
  Issuance of 115,000 shares of common
  stock in connection with settlement of debt           $    --     $    --     $     --     $  92,933
                                                        =========   =========   ==========   =========
  90,000 shares of common stock contributed
  by officers' for services rendered                    $    --     $    --     $     --     $ 130,500
                                                        =========   =========   ==========   =========

 In connection with acquisition
 of  IPS - NY 2,975,000 shares of
 common stock issued                                    $    --     $    --     $     --     $(535,246)
                                                        =========   =========   ==========   =========



                  See accompanying notes to consolidated financial statements.

                                             F-7

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 1 - ORGANIZATION

         THE COMPANY
         -----------

         Accident Prevention Plus, Inc. (the "Company") was incorporated in the State of Nevada on October 28, 1998 to become the holding company of Accident Prevention Plus, LLC a limited liability company, (the "LLC") and International Purchasing Services, NY, Inc. ("IPS-NY").

         INC-NY/LLC
         ----------

         Accident Prevention Plus, Inc. ("Inc-NY") was incorporated during 1993 in the State of New York as a standard corporation. During February 1996, Inc-NY was reorganized and converted to a limited liability company. The LLC is treated as a partnership for financial and income tax purposes. The entities are engaged in the design, marketing and distribution of onboard computer recording and fuel monitoring systems for commercial and fleet vehicles.

         IPS-NY
         ------

         IPS-NY was incorporated in the State of New York on March 3, 1993 to provide various support services to the LLC including but not limited to shipping, receiving and warehousing. IPS-NY was also responsible for purchases of product components, providing financing, and other general overhead support for the LLC and for its own business purposes. The sole shareholder of IPS-NY was also the majority partner of the LLC.

         REORGANIZATION
         --------------

         During October 1998, pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") the Company issued 14,205,970 shares of its common stock to the partners of the LLC for 100% of the LLC. The Company accounted for the transaction with the LLC as a corporate reorganization and accordingly, no goodwill was recorded. In connection with the reorganization, the founding partners in the LLC were elected as the officers of the Company. Accordingly, after such reorganization, the LLC became a wholly owned subsidiary of the Company.

         ACQUISITION OF IPS-NY
         ---------------------

         Simultaneously with the reorganization during October 1998, the Company acquired from IPS-NY's sole shareholder, 100% of the issued and outstanding common stock of IPS-NY by issuing 2,975,000 shares of its common stock. The acquisition was accounted for by the purchase method of accounting.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 1 - ORGANIZATION (cont'd)

         KMR TELECOM, LTD.
         -----------------

         Simultaneously with the reorganization during October 1998, the Company also intended to acquire all of the issued and outstanding common stock of KMR Telecom, Ltd ("KMR"), a corporation organized under the laws of India for 800,000 shares of its common stock. During October 1999, it was discovered that the laws of India prohibit a foreign entity from holding more than a 49% equity interest in a company organized under the laws of India. Accordingly, the Company and the shareholders of KMR entered into a rescission agreement canceling the transaction. The financial statements do not reflect the intended acquisition. In accordance with the rescission agreement, the rescission was effectuated retroactively to October 1998.

         EUROPEAN SUBSIDIARIES
         ---------------------

         On September 13, 1999, Accident Prevention Plus (UK) Limited ("APP UK")) was formed as a private limited company under the laws of England and Wales to provide sales, marketing and technical support for the Company in Europe. APP UK is a wholly owned subsidiary of the Company. On December 17, 1999, Accident Prevention Plus, France SARL ("APP France") was formed as a private Company under the laws of France. APP France is a wholly owned subsidiary of APP UK.

NOTE 2 - GOING CONCERN

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 1999 and 1998, the Company generated net losses of $1,173,837 and $605,241, respectively. Additionally, as of December 31, 1999, the Company has a working capital deficiency amounting to $2,226,395.

         As of December 31, 1999, the Company owes approximately $93,000 of payroll taxes and related penalties and interest. Certain taxing authorities have filed liens against the Company as a result of the unpaid payroll taxes. Should the taxing authorities take further action, the results could be detrimental to the Company's ability to operate. In addition, the Company has not complied with the payment schedules of their bank debt. Should the banks take action against the Company the results could adversely affect the Company.

         The Company is aggressively attempting to obtain additional contracts in order to mitigate future losses. The Company is in the process of complying with the Securities and Exchange Commission's (SEC) rules regarding compliance with Rule 15c2-11, adopted under the Securities Act of 1934, as amended, in order for broker dealers to publish quotations in the Company's securities. Management is optimistic that this will enable the Company to raise additional capital. However, there can be no assurance that it will be able to obtain additional contracts, pay its payroll taxes or to comply with SEC eligibility requirements for publishing of quotations in the Company's securities.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 2  - GOING CONCERN (cont'd)

         These facts raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

NOTE 3 -  INTERIM RESULTS AND BASIS OF PRESENTATION

         The unaudited consolidated financial statements as of March 31, 2000 and for the three month periods ended March 31, 2000 and 1999 have been prepared by the Company and are unaudited. In the Company's opinion, the unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of March 31, 2000 and the results of the operations and cash flows for the three month periods ended March 31, 2000 and 1999.

         The financial data and other information disclosed in these notes to the interim consolidated financial statements related to these periods are unaudited. The results for the three month period ended March 31, 2000 are not necessarily indicative of the results to be expected for any subsequent quarter or the entire fiscal year ending December 31, 2000. The balance sheet at December 31, 1999 has been derived from the audited consolidated financial statements at that date.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a) Principles of consolidation
        ---------------------------

        The accompanying consolidated balance sheets at March 31, 2000 and December 31, 1999 include the accounts of the Company and its wholly owned subsidiaries, LLC, IPS-NY and APP UK (the "Companies") after elimination of all significant intercompany transactions and accounts. The statements of operations and cash flows for the year ended December 31, 1998 include the balances of the Company and the LLC for the entire year and the balances of IPS-NY for the period from October 28, 1998, (the acquisition date) to December 31, 1998 since purchase accounting requires the elimination of all operating transactions of the acquired subsidiary prior to the date of acquisition. If the operating transactions of IPS-NY for the period from January 1, 1998 to October 27, 1998 were included in the December 31, 1998 consolidated statement of operations, the effect on major components would be as follows:

                                               Proforma
                                             ----------
                 Net Sales                    $ 443,088
                 Cost of Sales                  202,950
                                             ----------
                 Gross Profit                   240,138
                 Total Expenses                 801,424
                                             ----------
                 Net Loss                     $(561,286)
                                             ==========

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     b) Cash and cash equivalents
        -------------------------

        The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

     c) Accounts Receivable
        -------------------

        The Company utilizes the allowance method for recognizing the collectibility of its accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding based on the surrounding facts. As of March 31, 2000 and December 31, 1999, no allowance was deemed necessary by management.

     d) Inventory
        ---------

        Inventory amounting to $165,125 and $130,121 at March 31, 2000 and December 31, 1999, respectively, consists of components and finished goods and are valued at the lower of cost (using the specific identification method) or market. All inventory is pledged as collateral pursuant to the notes payable as discussed in Note 7.

     e) Income taxes
        ------------

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

     f) Earnings per share
        ------------------

        During 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously required reporting of primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share excludes the dilutive effects of stock options. Diluted earnings per share are similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      g) Use of estimates
         ----------------

         In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

      h) Fair value disclosure at March 31, 2000 and December 31, 1999
         -------------------------------------------------------------

         The carrying value of cash, accounts receivable, accounts payable and accrued expenses are a reasonable estimate of their fair value because of the short-term maturity of these investments. The carrying value of long-term debt closely approximates its fair value based on the instruments' interest rate terms, maturity date, and collateral, if any, in comparison to the Company's incremental borrowing rates of similar financial instruments.

      i) Organizational costs
         --------------------

         Organizational costs consist of legal costs incurred in the establishment of the Company. Organizational costs are being amortized on a straight-line basis over a five year estimated useful life.

      j) Effect of New Accounting Standards
         ----------------------------------

         The Company does not believe that any recently issued accounting standards, not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

      k) Property and Equipment
         ----------------------

         Property and equipment are recorded at cost less accumulated depreciation which is provided on the straight line basis over the estimated useful lives of the assets which range between five and seven years. Expenditures for maintenance and repairs are expensed as incurred.

      l) Deferred Offering Costs
         -----------------------

         Deferred offering costs consisted of $10,000 in professional fees at December 31, 1998 in connection with the Company's private placement memorandum affected during 1999, which were included in prepaid expenses. Accordingly, all such costs were charged to additional paid-in capital during the year ended December 31, 1999.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     m)   Research and Development Costs
          ------------------------------

          Research and development costs are expensed as incurred. Such costs amounted to $52,447 and $45,159 for the three months ended March 31, 2000 and 1999, respectively, and $402,980 and $37,510 for the years ended December 31, 1999 and 1998, respectively.

     n)   Foreign Currency Translation
          ----------------------------

          The accounts of the Company's foreign operations are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of financial statements of foreign operations are deferred in the "Accumulated - other comprehensive income (loss)" account included as a separate component of stockholders' deficiency. The functional currency of all the Company's subsidiaries is the United States dollar with the exception of APP U.K. and APP France whose functional currencies are the British pound sterling and the French franc.

          Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates and revenue and expenses are translated at average rates prevailing during the month of the transaction. Exchange gains or losses arising from the translation of long-term monetary assets and liabilities are deferred and amortized on a straight-line basis over the remaining life of the asset or liability. All other exchange gains or losses are reflected in the consolidated statements of operations. At March 31, 2000 and 1999 and December 31, 1999 and 1998, there were no foreign exchange gains or losses associated with long-term monetary assets and liabilities.

     o)   Segment Information
          -------------------
          The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designated the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No.131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not significantly affect the disclosures of segment information previously reported.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



     p)   Comprehensive Income

          The Company adopted SFAS No. 130, "Accounting for Comprehensive Income," during the year ended December 31, 1998. This statement establishes standards for reporting and disclosing comprehensive income and its components (including revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company had comprehensive income of $89 and $0 for the three months ended March 31, 2000 and 1999, respectively, and $665 and $0 for the years ended December 31, 1999 and 1998.

NOTE 5 - PROPERTY AND EQUIPMENT

          Property and equipment are as follows at:

                                               March 31,  December 31,
                                                 2000        1999
                                                -------     -------
                     Furniture & fixtures       $ 1,220     $ 1,220
                     Computer equipment          79,200      56,468
                                                -------     -------
                                                $80,420     $57,688
               Less: accumulated depreciation    39,989      35,866
                                                -------     -------
                                                $40,431     $21,822
                                                =======     =======

          Depreciation and amortization expense for the three months ended March 31, 2000 and 1999 amounted to $4,123 and $3,710, respectively. Depreciation expense for the years ended December 31, 1999 and 1998 amounted to $6,837 and $5,265, respectively.

NOTE 6 -  DUE FROM AFFILIATE

          Due from affiliate consists of a loan receivable from KMR, which is affiliated with the Company through common stock ownership with the Chief Executive Officer of the Company. The loan is held by IPS - NY and bears interest at 12% per annum. The Company's Chief Executive Officer has pledged to the Company his 49% interest in KMR as collateral for the loan. At March 31, 2000 and December 31, 1999 the loan due from KMR amounted to $330,171 and $323,314, respectively. Interest income recorded by the Company in connection with the loan amounted to $9,723 and $8,639, respectively, for the three months ended March 31, 2000 and 1999 and $35,454 and $5,610, respectively, for the years ended December 31, 1999 and 1998.

NOTE 7 -  NOTES PAYABLE

     a)   Bank of Smithtown
          -----------------

          On November 30, 1998, the Company, IPS-NY, LLC and the Company's Chief Executive Officer entered into a settlement agreement with the Bank of Smithtown ("Smithtown") in connection with a default by IPS-NY under a U.S. Small Business Administration ("SBA") promissory note dated April 13, 1995 in the sum of $100,000 and a second promissory note dated December 24, 1996 in the sum of $500,000. In accordance with the settlement, IPS-NY made the following payments as scheduled: $23,208 and $20,000 both in November 1998 and $16,792 in March 1999.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 7 - NOTES PAYABLE (cont'd)

     a)   Bank of Smithtown (cont'd)
          --------------------------

          Additionally, IPS-NY executed a new note in the amount of $60,620 bearing interest at 9% per annum and maturing in one year. Such note represented the accrued and unpaid interest on the original IPS-NY note of $500,000 dated December 24, 1996. Lastly, in lieu of canceling the original IPS-NY $500,000 note dated December 24, 1996, the Company executed a new note in the amount of $500,000, bearing interest at prime plus 2% per annum. The new note was to be paid at the rate of $5,000 per month during the first year, $10,000 per month during the second year and $15,000 per month during the third year.

          At the end of the third year, the entire principal balance remaining, together with any accrued interest, shall be due and payable. As of March 31, 2000 and December 31, 1999 the principal balances on the newly issued $500,000 note, the newly issued $60,620 note and the original $100,000 SBA note are $488,783 and $490,774, $43,828 and
          $43,828, and $38,652 and $42,742, respectively.

          All notes associated with the above settlement agreement are secured by the Company's common stock owned by its Chief Executive Officer and all assets of the Company.

          As of March 31, 2000 and December 31, 1999, the Company was not in compliance with the payment schedule as agreed to above for the $500,000 note and $60,620 note. To date, Smithtown has not taken any action against the Company, but should they decide to proceed with an action the impact could have a material effect upon the Company. Due to the non-compliance, these notes with Smithtown have been classified as current liabilities at March 31, 2000 and December 31, 1999.

          Annual aggregate maturities of notes payable under the SBA note are as follows as of December 31, 1999:

                           Year ended December 31:
                           2000                       $    17,041
                           2001                            19,012
                           2002                             6,689
                                                      -----------
                                                      $    42,742
                                                      ===========

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 7 - NOTES PAYABLE (cont'd)

     b)   HSBC Bank USA (formerly Marine Midland Bank)
          --------------------------------------------

          On September 17, 1996, the LLC borrowed $500,000 by executing a promissory note with HSBC Bank USA (formerly Marine Midland Bank) ("HSBC") with the note being partially guaranteed by the SBA. Such note was for a term of one year. The current terms of the note are payments of interest only at prime plus 2% per annum and due on demand. The Company is currently in the process of negotiating a long-term payout for this note with HSBC. As of March 31, 2000 and December 31, 1999 the balance due is $474,817 and $470,715, respectively, and is classified as current. The note is secured by all of the assets of the Company, along with personal guarantees by the Chief Executive Officer and President.

NOTE 8- ACCRUED EXPENSES

        Accrued expenses consist of the following at March 31, 2000 and December 31, 1999:

                                        (Unaudited)
                                      March 31, 2000      December 31, 1999
                                      --------------      -----------------

               Payroll                $       27,135      $           9,953
               Professional fees              30,000                 24,348
               Officers salaries             450,000                360,000
               Interest                       19,999                 40,776
               Other                          19,280                    598
                                      --------------      -----------------
                                      $      546,414      $         435,675
                                      ==============      =================

NOTE 9 -  CAPITAL LEASE PAYABLE

          During March 2000, the Company acquired computer equipment for $22,732 by entering into capital lease obligations with interest at approximately 10.5% per annum, requiring 36 monthly payments of $656 which include principal and interest and downpayments aggregating $2,545. The leases are secured by the related equipment.

          At March 31, 2000, the aggregate future minimum lease payments due pursuant to the above capital lease obligations are as follows:

                 Total minimal lease payments                   $    23,621

                 Less: Amounting representing interest                3,434
                                                                -----------

                 Present value of net minimum lease payments    $    20,187
                                                                ===========

          At March 31, 2000 computer equipment under capital leases are carried at a book value of $21,866.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 10 - CONVERTIBLE NOTE PAYABLE

          On December 16, 1999, the Company executed a $250,000 convertible promissory note with an individual, bearing interest at 15% per annum with principal payable in full on December 31, 2001. The promissory note contains a provision stating that beginning January 2, 2001 that upon a 10 day notice the note is due on demand. On September 30, 2000 the note is convertible into common stock at the rate of $1.45 per share. There also is a prepayment penalty provision if the Company prepays the note in the first thirteen months. The Company had received $150,000 in December 1999 related to the note with the remaining $100,000 received in January 2000. On February 27, 2000 and March 21, 2000, the Company executed two convertible 15% promissory notes with the individual aggregating $100,000. The promissory notes are due on December 31, 2001, bearing interest at 15% per annum and are payable monthly in arrears or upon maturity or any earlier conversion of the note.

          At any time subsequent to September 30, 2000 the noteholder will have the right to convert the principal and accrued interest in whole or in part into common stock at $1.45 per shares.

          During March 2000, the Company entered into seven convertible 10% promissory notes aggregating $279,000. The Company received proceeds of $32,000 from three noteholders and $247,000 from four noteholders in March and April 2000, respectively. The promissory notes are due on December 31, 2001, bearing interest at 10% per annum and are payable monthly in arrears or upon maturity or any earlier conversion of the note. At any time subsequent to September 30, 2000, the noteholder will have the right to convert the principal and accrued interest in whole or in part into common stock at $1.45 per share.

NOTE 11 - COMMON STOCK SUBJECT TO RESCISSION OFFER

          Common stock sold subsequent to August 3, 1999 pursuant to the Company's limited offering memorandums of January and April 1999, as discussed in note 13 (e), may be in violation of the requirements of the Securities Act of 1933. In addition, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transaction exemption. As such, the proceeds of $202,939 from the issuance of 139,958 shares of common stock at March 31, 2000 and December 31, 1999 have been classified outside of the equity section in the balance sheet and classified as common stock subject to rescission. As of March 31, 2000, none of the related investors have requested the Company to repurchase their shares except from two shareholders, (see Note 17).

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 12 - COMMITMENTS AND CONTINGENCIES

     a)   Payroll taxes
          -------------

          As of March 31, 2000 and December 31, 1999, the Company owes approximately $106,000 and $93,000, respectively, of payroll taxes and related estimated penalties and interest. Federal and state tax liens have been filed against the Company in connection with unpaid payroll taxes. Although the Company has not entered into any formal repayment agreements with the respective tax authorities, it has been attempting to make payments as funds become available.

     b)   Advances from grant
          -------------------

          In 1996, Inc-NY entered into a grantee award agreement with the University of South Florida ("USF") for the project entitled Fuel Intake Monitoring System ("FIMS"). USF received a grant ($428,793) for the project and forwarded the proceeds directly to a sub-contractor chosen by Inc-NY and USF. Inc-NY's role was to direct the project, fund the research and development and to bring the product technology to a saleable commercial product. Pursuant to the agreement, USF was to receive structured repayments based on revenues generated from the product sales.

          Since there were no revenues within two years after the completion of the USF funding, all rights to the product technology have in accordance with the contract reverted to USF. The Company intends to pursue negotiations with USF regarding its respective percentage ownership interest in the rights to the technology relating to FIMS in view of the fact that the Company expended its own funds for payment of research and development expenses prior to and after such funding. There is no guarantee that the Company will be successful in such negotiations and may potentially lose all rights to the technology relating to FIMS.

     c)   401K Employee Benefit Plan
          --------------------------

          During 1994, IPS-NY established a non-contributory 401K-employee benefit plan on behalf of its employees. As of March 31, 2000 and December 31, 1999, IPS-NY has failed to remit approximately $5,000 to such plan, and accordingly, such amount has been included in accounts payable.

     d)   Lack of insurance
          -----------------

          The Companies ceased maintaining any product liability, officer's life or any other form of general insurance in October 1997. In December 1999, the Companies obtained general and product liability insurance. Although the Companies are not aware of any claims resulting from lack of insurance, there is no assurance that none exists.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont'd)

     e)   Significant customers
          ---------------------

          For the three months ended March 31, 2000 and 1999, the Company had one and two unrelated customers, respectively, which accounted for approximately 98% and 76% and 16%, respectively, of total revenues. For the years ended December 31, 1999 and 1998, the Company had three unrelated customers, which accounted for approximately 42%, 36% and 17%, and 56%, 17%, and 16%, respectively, of total revenues. As of March 31, 2000 and December 31, 1999, the Company had two unrelated customers who accounted for approximately 57% and 43% and 80% and 20%, respectively, of accounts receivables.

     f)   Lease Commitments
          -----------------

          i)   Office Space

               Prior to April 1998, IPS-NY, had office space which was rented on a month-to-month basis. In April 1998, IPS-NY entered into a reciprocal agreement with Jaco Electronics, Inc. ("Jaco") stipulating that Jaco will provide, for eighteen months, office space valued at $1,500 per month and warehousing and shipping support valued at $5,000 per month.

               In lieu of such support, IPS-NY agreed to transfer its then existing backlog sales orders to Jaco, which amounted to approximately $300,000. The warehousing and shipping services provided by Jaco have been accounted for as services provided to the LLC. For the three months ended March 31, 1999, the Company recorded $15,000 of warehousing and shipping cost and $4,500 of rent expense related to this agreement. For the years ended December 31, 1999 and 1998, the Company recorded $47,500 and $42,500, respectively, of warehousing and shipping cost and rent expense of $21,970 and $19,879, respectively.

               The Company entered into a sublease agreement for office space effective January 10, 2000. The sublease agreement is for two years, with two (one year) options to renew. The office lease requires monthly payments of $5,200, which includes maintenance and use of a phone system and furniture. The Company has the right upon 60 days notice to increase the square footage of office space used at a rate of $7,500 per month. For the three months ended March 31, 2000, the Company recorded $15,600 of rent expense related to this agreement.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 12   - COMMITMENTS AND CONTINGENCIES (cont'd)

          f)   Lease Commitments (cont'd)
               --------------------------

               ii)  Vehicles
                    --------

                    The Company leases four vehicles under non-cancelable operating leases. Total leasing expense was $5,566 and $1,910 for the three months ended March 31, 2000 and 1999, respectively. Total leasing expense was $18,607 and $18,561 for the years ended December 31, 1999 and 1998, respectively. The Company's approximate future minimum lease payments under these non-cancelable operating leases in effect on December 31, 1999 are as follows:

                             2000                          $       18,059
                             2001                                  14,621
                             2002                                   4,874
                                                           --------------
                                                           $       37,554
                                                           ==============


          g)   Independent Contractors' Installation and Service Agreements
               ------------------------------------------------------------

               From April 1997 through June 1997, the LLC entered into four separate installation and service agreements (the "Agreements") with four foreign corporations whereby such corporations received a 4.9% partnership interest in the LLC for $2,500. Pursuant to the agreements, the corporations are responsible for establishing distribution and sales channels along with the necessary infrastructure required for the successful marketing of the LLC's products.

               Lastly, the corporations are responsible for installation and maintenance of the LLC's products. Pursuant to the agreements, the corporations will be compensated based on a fixed hourly rate for any installation and/or maintenance service.

               From inception through March 31, 2000, no services have been performed by the above four foreign entities. In connection with the LLC's reorganization during October 1998, the four foreign corporations exchanged each of their respective 4.9% interests in the LLC for a total of 3,180,000 shares of the Company.

          h)   Bristol Consulting Ltd.
               -----------------------

               On July 30, 1998, the LLC entered into a consulting agreement with Bristol Consulting Ltd. ("Bristol") for the assistance and advice of commercial application in Europe, the Middle East and the Far East as to corporate structure, capital acquisitions, contract applications, and mergers and acquisitions. The consulting agreement is for a period of five years requiring monthly payments of $5,000 for the first three months and $10,000 a month for the remaining term of the consulting agreement. In addition, Bristol received 837,414 shares of common stock of the Company upon the reorganization of the LLC in October 1998 for its 5% partnership interest in the LLC.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont'd)
          --------------------------------------

     h)   Bristol Consulting Ltd. (cont'd)
          --------------------------------

          For the three months ended March 31, 2000 and 1999, the LLC paid a total of $0 and $9,500, respectively. For the years ended December 31, 1999 and 1998, the LLC paid a total of $62,500 and $14,600, respectively, to Bristol. As of March 31, 2000 and December 31, 1999, the LLC has accrued a total of $107,900 and $77,900, respectively, of payments due to Bristol.

     i)   Royce Anderson and Monroe, Inc.
          -------------------------------

          On July 30, 1998, the LLC entered into a consulting agreement with Royce Anderson & Monroe, Inc. ("Royce Anderson") for the assistance and advice of commercial application in the United States and the rest of the Western Hemisphere as to corporate structure, capital acquisitions, contract applications, and mergers and acquisitions. The consulting agreement is for a period of five years. In connection with such consulting agreement, Royce Anderson received 2,006,276 shares of common stock of the Company upon the reorganization of the LLC in October 1998 for its 10% partnership interest in the LLC.

     j)   Software Hardware Specialists, Inc.
          -----------------------------------

          On December 17, 1998, the Company entered into a three year joint venture agreement with Software Hardware Specialists, Inc. ("SHS") which became effective on January 4, 1999. SHS, a current shareholder will jointly provide the engineering and manufacturing management along with engineering design of the Company's products.The Company will pay SHS for a period of three years at established hourly rates. For the three months ended March 31, 2000 and 1999, the Company paid $46,720 and $11,200, respectively, to SHS for research and development. For the year ended December 31, 1999, the Company paid to $182,969.

     k)   ATA Foundation, Inc.
          --------------------

          During August 1999, the Company entered into a consulting agreement with ATA Foundation, Inc., ("ATA") a non-profit corporation, whereby the Company is to provide electronic recording and data collection interface in a project to pilot test fatigue management technologies. The period of performance shall be from August 1, 1999 through December 31, 2001. The agreement fee of $217,875 will be earned on a cost reimbursement basis with the Company providing monthly invoices upon completion of services as prescribed in the agreement. As of March 31, 2000 and December 31, 1999, the Company billed a total of $182,875 and $118,000, respectively, in connection with such agreement.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont'd)

     l)   Carnegie Mellon Research Institutes
          -----------------------------------

          On November 19, 1998, the LLC entered into a non-disclosure agreement with Carnegie Mellon Research Institute and Carnegie Mellon Driver Training and Safety Institute ("Carnegie") in connection with a letter of intent dated January 6, 1998. The letter of intent stipulated Carnegie's cooperation in working with the LLC for the development of new products and research and development of new prototypes. The non-disclosure agreement established the terms governing the use and protection of certain confidential information by both Carnegie and the LLC.

          As of March 31, 2000, the LLC and Carnegie have not entered into a formal contract regarding such joint venture. However, the LLC has made payments to Carnegie totaling $-0- and $5,000, respectively, for the three months ended March 31, 2000 and 1999 and $25,000 for the year ended December 31, 1999 for research and development.

     m)   American Overseas Corporation
          -----------------------------

          The LLC and American Overseas Corporation, ("AOC"), an investment company formed under the laws of British Virgin Islands, entered into a distributor agreement dated August 20, 1998 pursuant to which AOC agreed to (i) assist in the establishment of marketing and distributing services for certain of the Company's products worldwide, and (ii) pay the LLC $5 million within thirty-six (36) months for the non-exclusive unlimited rights to purchase products at a price of 5% above cost and to sell those products worldwide. In accordance with the agreement on August 20, 1999, AOC was to remit $2 million to the Company.

          During July 1999, the LLC and AOC agreed to amend the contract whereby the $5 million is to be paid as follows: i) $1 million within 60 days from the date that the Company becomes publicly traded, ii) an additional $1 million is to be paid within eight (8) months of the beginning trade date and iii) the balance of $3 million to be paid on or before thirty-six (36) months from the date of the contract. Lastly, AOC will purchase the Company's product at distributor's cost.

NOTE 13 - STOCKHOLDERS' DEFICIENCY

     a)   Reorganization

          During October 1998, pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") the Company issued 14,205,970 shares of its common stock to the partners of the LLC for 100% of the LLC. The transaction with the LLC was accounted for by the Company as a corporate reorganization. In connection with the reorganization, the founding partners in the LLC were elected as the officers of the Company.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 13 - STOCKHOLDERS' DEFICIENCY (cont'd)

     a)   Reorganization (cont'd)
          -----------------------

          Accordingly, after such reorganization, the LLC became a wholly owned subsidiary of the Company. Simultaneously with the reorganization, during October 1998, the Company acquired from IPS-NY's sole shareholder, 100% of the issued and outstanding common stock of IPS-NY by issuing 2,975,000 shares of its common stock.

     b)   Issuance of Common Stock for Settlement of Debt
          -----------------------------------------------

          During November 1998, the Company issued 115,000 shares of common stock to certain professionals and vendors as consideration for forgiveness of accrued expenses associated with accounting and tax services, software consulting and design services. The shares issued have been valued at the balance of the accrued expenses amounting to $92,933.

     c)   Officers' Contribution
          ----------------------

          During November 1998, the officers of the Company transferred 90,000 shares of common stock which they held personally, to consultants, professionals and employees of the Company in consideration for services. Accordingly, in connection with the issuance of such shares, the Company recorded general and administrative expenses and additional paid-in capital of $130,500 related to such issuances.

     d)   Non-qualified Stock Option Plan
          -------------------------------

          Effective January 1, 1999, the Company established a non-qualified stock option plan ("Stock Option Plan") pursuant to which 6,000,000 shares of common stock are reserved for issuance upon the exercise of options. The option plan is designed to serve as an incentive for retaining qualified and competent key employees, officers and director of the Company. The price for each share of common stock purchasable according to the Stock Option Plan is a $1.45 per share. At March 31, 2000, no options were granted.

     e)   Limited Offering Memorandums

          During January and April 1999, the Company commenced two Limited Offering Memorandums (the "Offerings") pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933. The Company's first offering was for 500,000 shares of its common stock at $1.45 per share before a 10% selling commission.

          Such offering was terminated during April 1999 with the Company selling approximately 340,000 shares. The second offering in April 1999 was for 408,475 shares of its common stock at $1.45 per share before a 10% selling commission. As of December 31, 1999, the Company has sold an aggregate of 482,226 shares for the two offerings, yielding net proceeds of $640,018 after offering costs.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 13 - STOCKHOLDERS' DEFICIENCY (cont'd)

     e)   Limited Offering Memorandums (cont'd)
          -------------------------------------

          Common stock sold subsequent to August 3, 1999 pursuant to the Company's limited offering memorandums, may be in violation of the requirements of the Securities Act of 1933. In addition, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transaction exemption. As such, the proceeds of $202,939 from the issuance of 139,958 shares of common stock through December 31, 1999 have been classified outside of the equity section in the balance sheet and classified as common stock subject to rescission. As of March 31, 2000, none of the related investors have requested the Company to repurchase their shares, however, see Note 17.

NOTE 14 - PROVISION FOR INCOME TAXES

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial statement and tax bases of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible in the year when the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed at a rate of 34% federal, 9% state and 20% for APP UK pursuant to SFAS No. 109.

          The only material tax effect of significant items comprising the Companies' current deferred tax assets as of December 31, 1999 is the Companies' net operating carryforward losses ("NOL's") which amounted to approximately $1,202,000, $575,000 and $57,000, respectively for the Company, IPS-NY and APP UK.

          The deferred tax asset associated with the Companies' NOL's amounted to approximately $602,000 as of December 31, 1999.

          A portion of IPS-NY's net operating loss carry forwards are subject to provisions of the Internal Revenue Code, Section 382, which limits the use of net operating loss carryforwards when changes in ownership of more than 50 percent occur during a three year testing period.

          In accordance with SFAS No. 109, the Company has recorded a 100% valuation allowance for such deferred tax asset since management could not determine that it was "more likely than not" that the deferred tax asset would be realized in the future. The Companies' NOL's amounting to approximately $1,834,000 will expire in the years 2008 through 2014, if not utilized prior. The Company and its subsidiaries filed separate tax returns for federal and state tax purposes for the tax year ended December 31, 1998. As such, income tax is based on the separate taxable income or loss of each entity. For the year ended December 31, 1999, the Company will file consolidated federal tax returns.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 15 - RELATED PARTY TRANSACTIONS

     a)   Loans Payable - Officers

          As of March 31, 2000 and December 31, 1999, loans payable-officers amounting to $371,063 and $384,854, respectively, represent loans made by the President, Chief Executive Officer and Chief Financial Officer of the Company and are comprised of the following:

          i) The loans of the President of the Company as of March 31, 2000 and December 31, 1999 amounted to $371,063 and $377,930, respectively, as follows:

               A $50,000 promissory note with interest accruing at 8% per annum, which is due on demand (See note 15d(i)).

               A $240,000 loan, which the officer has secured personally through a financial institution. The Company has guaranteed to reimburse the officer for all interest and the direct cost of such loan. This loan bears interest at 9.25% per annum.

               The remainder is comprised of advances to the Company and unreimbursed expenses amounting to $81,063 and $87,930 which are non-interest bearing.

          ii) The loans due the Chief Executive Officer amounting to $1,924 at December 31, 1999, are non-interest bearing and represent advances to the Company and unreimbursed expense.

          iii) A note due the Chief Financial Officer's spouse at December 31, 1999 amounted to $5,000 and is non-interest bearing. The note was paid in full in January 2000.

     b)   Due From Officers

          Due from officers as of March 31, 2000 and December 31, 1999 amounting to $193,018 and $159,997, respectively, represents advances to the following officers:

          i) As of March 31, 2000 and December 31, 1999, the Company advanced to its Executive Vice President $188,073 and $159,997, respectively. The advances are non-interest bearing and due on demand.

          ii) As of March 31, 2000, the Company advanced the Chief Executive Officer $4,945 which is non-interest bearing and due on demand.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 15 - RELATED PARTY TRANSACTIONS (cont'd)

     c)   Employment agreements
          ---------------------

          Between November 1995 and January 1996, the LLC entered into three separate employment agreements with its then Vice President of Engineering, Chief Executive Officer and President. The employment agreements were for a term of five years with annual salaries of $51,600, $60,000 and $60,000 respectively. The Vice President of Engineering, pursuant to his agreement, was also entitled to commissions on the LLC's gross sales ranging from 2% to 1/2% based on certain sales levels. In addition, all of the employment agreements allowed for certain other fringe benefits such as health insurance, travel and entertainment reimbursements, full reimbursement of auto insurance, and $500 per month each towards auto leases. As a result of the LLC not generating any profits, none of the salaries pursuant to the above agreements were paid through December 31, 1998.

          Accordingly, effective December 31, 1998, the three officers of the LLC signed a release which forgave all past consideration pursuant to the employment agreements and entered into new agreements effective January 1, 1999 as discussed below.

          On January 1, 1999, the Company entered into three separate employment agreements with its Chief Executive Officer, Chief Operating Officer and Executive Vice President. The employment agreements are for an initial one-year term with renewable (5) five one-year terms based on a majority vote of the Board of Directors.

          Each officer is entitled to an annual salary of $120,000 with annual increases based on the Consumer Price Index, along with a cash bonus of 1% of the annual net profits of the Company. Each agreement includes benefits such as disability and health insurance coverage, automobile and expense allowances, travel and entertainment allowances, and options to purchase 500,000 shares of the Company's common stock at $1.45 per share within five years from the effective date of the agreements. The foregoing options are intended to qualify as incentive stock options. Lastly, pursuant to the agreements, all three officers agreed to defer the first six months of their salary, which is to be paid at a later date. As of March 31, 2000 and December 31, 1999, the Company has accrued $450,000 and $360,000, respectively, of salary and paid $0 to the officers.

     d)   Notes Payable
          -------------

          i)   Officer
               -------
               During June 1996, the LLC borrowed $50,000 from its President at an interest rate of 8% for a term of 180 days pursuant to a promissory and demand note. As of March 31, 2000 and December 31, 1999, such note is included in loans payable - officers and remains unpaid as a result of the Company receiving a waiver of repayment until December 31, 2001. The LLC has continued to accrue interest on the note at the rate of 8% per annum through March 31, 2000. As of March 31, 2000 and December 31, 1999, accrued interest on such note amounted to $15,000 and $14,000, respectively.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



 NOTE 15 - RELATED PARTY TRANSACTIONS (cont'd)

     d)  Notes Payable (cont'd)
         ----------------------

          ii)  Director
               --------

               During August and December 1997, the LLC borrowed $16,500 and $17,000, respectively, from a director of the Company without interest, payable ninety days from the date of borrowing. In March 1998, IPS - NY borrowed $4,000 from the same director with the same terms as the LLC. As of March 31, 2000, such notes remain unpaid as a result of the Company receiving a waiver of repayment until December 31, 2001.

          iii) Shareholder
               -----------

               In February 2000, the Company entered into a promissory note with Bristol Consulting and received proceeds of $38,500. The terms of the note are interest at ten percent per annum, with the interest and principal payable in full at the end of two years.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 16 - INDUSTRY SEGMENTS

          The Company's operations have been classified into two segments: foreign and domestic sales. Information about the two segments for the years ended December 31, 1999 and 1998 are as follows:

                                                    1999                              1998
                                                -----------                        -----------
                                           Segment     Consolidated        Segment        Consolidated
                                           -------     ------------        -------        ------------
Sales:
    Foreign                              $   627,301                      $   231,688
    Domestic                                  74,225                             --
                                         -----------                      -----------
Total Sales                                              $   701,526                        $   231,688
                                                         ===========                        ===========
    Gross profit:
    Foreign                              $   435,889                      $    87,680
    Domestic                                  51,576                            3,000
                                         -----------                      -----------
Total Gross Profit                                       $   487,465                        $    90,680

Corporate:
Selling, general and
  administrative expense:
      Foreign                            $   (57,652)                     $      --
      Domestic                            (1,097,964)                        (565,301)
                                         -----------                      -----------
Total S,G &A                                              (1,155,616)                          (565,301)

Interest and finance expense                                (140,819)                           (98,720)
Interest and other income                                     38,113                              5,610
Research and development                                    (402,980)                           (37,510)
                                                         -----------                        -----------

Loss from operations                                      (1,173,837)                          (605,241)

Provision for income tax                                        --                                --
                                                         -----------                        -----------

Net (loss)                                               $(1,173,837)                       $  (605,241)
                                                         ===========                        ===========

Identifiable assets:
      Foreign                                            $   524,200                        $   302,879
      Domestic                                               322,188                            192,442
                                                         -----------                        -----------

Total assets                                             $   846,388                        $   495,321
                                                         ===========                        ===========


Gross profit is total revenue less cost of sales and excludes general corporate expenses, interest expense, and income taxes. Identifiable assets are those used by each segment of the Company's operations.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                                       AND
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 17 - SUBSEQUENT EVENT

          Common stock repurchase
          -----------------------

          On April 18, 2000, the Company purchased 10,000 and 5,000 shares of common stock from two shareholders. The Company intends to hold these shares in treasury (see Notes 11 and 13e).